RPM



PE
5-31-02

RUST-OLEUM® CIC TESTORS MATHYS Paints Waterproofing TREMCLAD DAP® Wolman® Wood Care Products NatureSeal Thibaut MOHAWK ZINSSER WATCO Varathane® DIAMOND HARD, CLEAR & BEAUTIFUL bondo®

Exceptional People | Outstanding Brands
RPM, Inc. 2002 Annual Report



TREMCO KOP-COAT Woolsey/Z*SPAR REPUBLIC POWDERED METALS, INC. Fibergrate dryvit® STONHARD PLASITE TCI POWDER COATINGS VALVTECT carboline DayGlo® PETTIT marine paint



About RPM, Inc.

RPM is a world leader in specialty coatings serving both industrial and consumer markets. Industrial products, including roofing systems, sealants, corrosion control coatings, polymer floor coatings and specialty chemicals, accounted for 53 percent of the company's fiscal 2002 sales. Consumer products used by professionals and do-it-yourselfers for home, automotive and boat maintenance and by hobbyists accounted for the remaining 47 percent of sales.





Leading products in RPM's industrial segment include Tremco and Republic roofing systems; Carboline and Plasite corrosion control coatings; Stonhard, Fibergrate and Monile flooring systems; Vulkem and DYmeric sealants; Euco concrete and masonry additives; Day-Glo fluorescent pigments; Dryvit exterior insulation finishing systems (EIFS); Chemspec commercial carpet cleaning products; Kop-Coat wood treatments; American Emulsions textile specialties; and Pettit, Woolsey and Z-Spar marine coatings.

Leading consumer product lines include Rust-Oleum rust-preventative, decorative, specialty and general purpose paints; DAP caulks, sealants and patch and repair products; Zinsser primer-sealers and wallcovering preparation and removal products; Varathane interior wood stains and finishes; Wolman deck coatings; Mohawk, Chemical Coatings and Westfield Coatings products for the furniture industry; Bondo auto restoration products; and Testors hobby products.

RPM common shares are traded on the New York Stock Exchange under the symbol RPM, and are owned by some 240 institutional investors and approximately 104,000 individual investors. RPM employs approximately 7,700 people, not including hundreds of independent sales and technical representatives. Headquartered in Medina, Ohio, RPM manufactures at 62 locations in 17 countries and sells its products in more than 130 countries and territories.



Contents

clockwise from top left | Rust-Oleum's new Industrial Choice Marking Aerosol; Tremco sealants on the Al Hawaii Tower in Dubai, U.A.E.; DAP Kwik Seal Plus with Microban; and Carboline high-performance coatings specified for Boston's new convention center.

Financial Highlights

(In millions, except per share and percent data)	2002 [1]	% Change	2001	% Change	2000 [2]
Net sales	$1,986.1	-1%	$2,007.8	+2%	$1,962.4
Income before taxes	$154.1	+52%	$101.5	+41%	$71.8
Net income	$101.6	+61%	$63.0	+54%	$41.0
Return on sales	5.1%		3.1%		2.1%
Return on shareholders' equity	13.6%		9.8%		5.9%
Diluted earnings per share	$0.97	+56%	$0.62	+63%	$0.38
Cash dividends per share	$0.5000	+1%	$0.4975	+3%	$0.4850


$2000
1800
1600
1400
1200
1000
800
600
92 93 94 95 96 97 98 99 00 01 02

Net Sales
(in millions)


$100
90
80
70
60
50
40
30
92 93 94 95 96 97 98 99 00[2] 01 02[1]

Net Income
(in millions)


$1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
92 93 94 95 96 97 98 99 00[2] 01 02[1]

Diluted Earnings Per Share

1 Reflects adoption of FAS No. 142 regarding Goodwill (see Note A [10] to the Consolidated Financial Statements).

2 Includes restructuring and asset impairment charges and related costs (see Note I to the Consolidated Financial Statements).

To Our Shareholders


RPM
RPM
LISTED
NYSE
RPM
LISTED
NYSE

For the fiscal year ended May 31, 2002, RPM, Inc.:

- resumed achievement of record net income and record earnings per share;
- significantly enhanced the balance sheet through a follow-on stock offering and use of strong cash flow to pay down debt;
- realized ongoing benefits of the completed restructuring program; and
- set the stage for a transition of management on October 11, 2002.

NYSE Revisited

For the past 30 years, Thomas C. Sullivan and James A. Karman have conducted briefings in New York with securities analysts in conjunction with the release of the company's earnings for the fiscal years ending May 31. Continuing this tradition, fiscal 2002 results were discussed at an analysts' luncheon at the New York Stock Exchange on July 26, 2002, marking the final such appearance by Messrs. Sullivan and Karman. Later that day, with NYSE President and Co-Chief Operating Officer Catherine R. Kinney, RPM executives and guests rang the closing bell at the NYSE.



left to right | Thomas C. Sullivan, chairman and chief executive officer, and James A. Karman, vice chairman.

Net income grew 61 percent, to $101.6 million from the $63.0 million earned in fiscal 2001. Earnings per diluted share increased 56 percent, to $0.97 from $0.62 a year ago. For 54 of our 55 years in business, RPM has reported higher earnings than the previous year. Cash from operations increased 157 percent, to $191.4 million from $74.5 million a year ago.

The earnings improvement resulted from the positive impact of our restructuring program; lower interest costs due to both lower rates and reduced borrowings; and adoption of Statement of Financial Accounting Standards No. 142, accounting for goodwill, at the beginning of the fiscal year (see Note A [10] to the Consolidated Financial Statements).

As expected, net sales declined slightly to $1.99 billion from $2.01 billion in fiscal 2001, due in large part to the divestiture in March 2001 of DAP's $30 million commercial unit, and to weak market conditions affecting our industrial businesses. Excluding the effect of the divestiture, consumer segment net sales increased 6 percent to $932.5 million. Industrial segment net sales of $1.05 billion declined 3 percent, adjusted for foreign exchange differences. We believe that this decline is a result of customer postponement of major projects due to economic uncertainty and not due to loss of market share. In fact, as the economy rebounds, we expect industrial segment sales to improve markedly due to pent-up demand.

Fourth Quarter Results Continue Upward Trend | Continuing RPM's post-restructuring improvement that began in the fourth quarter of fiscal 2001, net income for the fourth quarter of fiscal 2002 ended May 31 increased 53 percent to $37.2 million, or $0.33 per diluted share, from $24.3 million, or $0.24 per diluted share, a year ago. Fourth quarter sales improved to $557 million from $548 million in the final period of fiscal 2001.

Balance Sheet Improves Sharply | As of May 31, 2002, RPM's debt-to-total capital ratio stood at 45 percent, down from 60 percent at the end of fiscal 2001. Debt reduction was a top priority during this past fiscal year, and we are pleased with the $249 million of debt repayment achieved during the year. A successful public equity offering of 11.5 million shares in the fourth quarter generated net proceeds of $156 million, all of which were used to retire debt. Additionally, we paid down another $93 million in debt through cash generated from operations.

Further Gains Expected in FY 2003 | Based on present market and operational conditions, we expect double-digit growth in net income for fiscal 2003, with somewhat lower growth in earnings per share as a result of the public equity offering in March 2002. We expect continued strong sales from our consumer segment, along with a modest rebound in industrial segment sales in the second half of the fiscal year. Another strong year of cash flow is expected, due to the anticipated earnings increase and reduced capital spending requirements. Major capital projects of the past several years are now complete, and capital spending will be below depreciation and amortization for the next few years.

Cash Dividends Increase for 28th Consecutive Year | For the 28th consecutive year, RPM shareholders received an increase in the cash dividend, with dividends per share totaling $0.50 cents for the full fiscal year, up slightly from the $0.4975 paid in fiscal 2001. RPM's dividend policy remains to increase dividends commensurate with gains in earnings, but to gradually reduce the payout ratio over time.

Acquisition Program Resumed | With our renewed financial flexibility, we have resumed our acquisition program, which has long been an RPM strength. Over the past 10 years, RPM has made more than 50 acquisitions and has a strong, established reputation as an industry consolidator. In our acquisition program, we pursue three distinct types of opportunities:

- Synergistic, or "bolt-on" product line acquisitions. In these, we look primarily for established consumer brands that can augment one of our existing lines and be sold within our existing distribution channels. As a result, these acquisitions are expected to be immediately accretive to earnings.
- Acquisitions of entrepreneurial niche market leaders. We want to continue RPM's position as the best home for entrepreneurial companies in the markets we serve. Our RPM II growth platform provides such a home, and focuses on companies with sales of between $10 million and $100 million whose entrepreneurial owners will stay with RPM and continue to grow their businesses as part of a larger enterprise.
- Strategic acquisitions involving companies with substantial sales volume that can enhance RPM's presence in the specialty coatings industry through addition of a major new product line or product category that complements our existing operations.

In all three cases, our acquisition criteria include strong brand awareness, differentiated products, solid profitability and above-average growth prospects.

Director Change to Occur | At the October 11, 2002 Board of Directors meeting, Lorrie Gustin will retire following 11 years of service on the RPM board. We appreciate Ms. Gustin's many contributions to RPM during that time, including helping foster our strong relationship with the National Association of Investors Corporation (NAIC), where she has served in leadership positions for decades.

Replacing Ms. Gustin in the vacant seat of Class II of the board will be Bruce A. Carbonari, president and chief executive officer of Fortune Brands Home and Hardware, a subsidiary of Fortune Brands, Inc. Listed on the NYSE, Fortune Brands operating units include Moen Incorporated, one of the world's largest producers of residential and commercial plumbing products; MasterBrand Cabinets, a leading producer of kitchen and bath cabinets; Master Lock Company, the leading manufacturer of padlocks; and Waterloo Industries, the number one tool box manufacturer in the world. Prior to joining the Moen business as president and chief operating officer in 1990, Mr. Carbonari was executive vice president and chief financial officer of Stanadyne, Inc., Moen's parent company at that time. He began his career at PricewaterhouseCoopers prior to joining Stanadyne in 1981.

RPM Communications to Retail Investors Recognized | We are pleased that RPM's long-term efforts to communicate with individual investors were recognized this past March, when *Investor Relations Magazine*, in association with *Barron's*, cited RPM for "Best Communications in the Retail Market." The distinction was determined through a survey of more than 1,800 U.S. portfolio managers, security analysts and retail investors. RPM's recognition of the importance of individual investors began more than a quarter century ago, when we first began our long-term association with the NAIC. Our latest effort aimed at this group is RPM's award-winning investor web site (www.rpminc.com), which contains in-depth, user-friendly information for professional and retail investors alike.

Executive Transition Planned | At the Board of Directors meeting on October 11, 2002, Thomas C. Sullivan and James A. Karman will step down as executive officers of RPM following some four decades of service to the company and more than three decades as its leaders. Both will remain on the Board of Directors, with Tom Sullivan remaining non-executive chairman.

Frank C. Sullivan, who has served RPM for more than 15 years in positions of increasing responsibility, will become chief executive officer, in addition to his current position as RPM's president and chief operating officer. Frank Sullivan was instrumental in the restructuring program and was responsible for the corporate reorganization. He has been involved in all of our major acquisitions of the past 10 years, and served as lead negotiator in the highly successful Tremco acquisition in February 1997. During his six years as chief financial officer, he became closely involved with the operating planning process, led the financing activities related to major acquisitions, maintained our commercial and investment banking relationships and established close working relationships with operating company management.

Career Reflections | During our three decades as RPM's leaders:

- net sales have increased to $2 billion from $11 million;
- net income has increased to $101.6 million from $0.6 million; and
- cash dividends per share have increased to $0.50 from $0.0035 (split-adjusted) when we began paying dividends in July 1973.

More importantly, value has been created for long-term RPM shareholders. With dividends reinvested, the value of a $1,000 investment in RPM shares in 1971 would now be worth more than $100,000.

The market value of RPM shares fell off dramatically during our restructuring program and the retrenchment in the overall market, but rebounded back to previous highs this past fiscal year. Overall, our average annual compounded total rate of return has been 16.1 percent over the past three decades.

The past three years have not been easy. While it is likely that RPM could have continued its earnings records beyond the 52 consecutive record years achieved, we felt it important to make tough decisions to improve the structure of the business and to give the incoming management team a fresh start.

During this period, we reorganized the business into six focused growth platforms under the direction of seasoned operating company executives. We completed our first-ever restructuring program, consolidating 17 manufacturing facilities and reducing the work force by approximately 10 percent. Then, just as these moves were completed, we faced overall economic uncertainty further clouded by the tragic events of September 11, 2001. RPM's resumption of earnings growth in this difficult environment is testimony to the fact that these programs are working. Moreover, the company's new management team, which played a pivotal role in accomplishing our turnaround, has proven to be up to the task of continuing RPM's growth.

We have been both humbled and gratified to preside over the growth of a small, single-line specialty coatings business into a $2 billion global leader in specialty coatings. During the past 30 years, RPM has become home for companies and brands that lead in our field, and it has been our distinct pleasure to work with the people behind them.

Beyond our legacy of helping to grow RPM over the past several decades, we feel the most important contribution we could make to long-term shareholder value is to conduct an orderly transition of management to a new team capable of growing the business well beyond where it is today. We are extremely proud of the management group that has been assembled and are pleased to introduce these individuals to you in this, our last annual report as executive officers of RPM, Inc.

As RPM grew and prospered, we also felt it important that the company and its leaders contribute to the betterment of our community, and we stand behind RPM's achievements in corporate citizenship. We fully expect that the company will continue to exercise its responsibility to its communities.

The support we have received over the years from the professional investment community, individual and institutional shareholders, employees, customers and suppliers is most appreciated. We are especially indebted to the extended Sullivan and Karman families for their kindnesses and loyalty during our tenure. We look forward to continuing with RPM in advisory capacities, and have every confidence that the new management team will eclipse the accomplishments of the old.

Sincerely,

Thomas C. Sullivan
Chairman and Chief Executive Officer

James A. Karman
Vice Chairman

August 29, 2002

An Introduction to Management

RPM's management system is decentralized, yet disciplined.

The corporate management team directs functions that are better performed on a centralized basis, including finance, planning, human resources, risk management, legal and information technology. The company's eight corporate officers average 44 years of age and eight years of service to RPM.

Operating management keeps RPM close to its customers, and is responsible for product development, marketing and manufacturing. Operating leaders of RPM's six focused growth platforms all joined RPM through acquisitions, and have an average age of 55 and an average tenure of 27 years with RPM and predecessor entities.

"My goal is to continue to build on strong core values that have been developed over the years. RPM has always believed in its people, and our foundation is based on their integrity and their strengths. Through our heritage, history and the sometimes-hard lessons of experience, we have learned that if we take care of our people, they will take care of our customers. That's how you create shareholder value.

— Frank C. Sullivan



right | Frank C. Sullivan will become chief executive officer on October 11, 2002.



left | Founder Frank C. Sullivan knew the term "24/7" long before it became fashionable. His favorite number, shown on his auto license plate, represents the number of hours in a week.

Corporate

Frank C. Sullivan | president and chief operating officer, leads the corporate management team. He will assume the additional responsibilities of chief executive officer at the October 11, 2002 annual meeting. Mr. Sullivan joined the corporate office as director of corporate development in 1989, when RPM's sales were $376 million. He was elected vice president in 1991 and served as chief financial officer from 1993 to 1999. He was elected executive vice president in 1995 and has served as president since August 5, 1999, and as chief operating officer since October 12, 2001.

Prior to joining the corporate office, Mr. Sullivan served as regional sales manager and as a technical service representative for AGR Company, a general partnership formerly 50 percent owned by RPM, from 1987 to 1989. Before joining RPM, Mr. Sullivan was employed at First Union National Bank (now Wachovia Corporation) and Harris Trust & Savings Bank in Chicago. He is a graduate of the University of North Carolina at Chapel Hill, where he was a Morehead Scholar. For five summers, beginning at age 12, he worked in sales, maintenance and shipping at Republic Powdered Metals, RPM's founding company. He is the son of Thomas C. Sullivan, current chairman and chief executive officer, and grandson of founder Frank C. Sullivan.

RPM's Values

The first two generations of RPM management have established a foundation of strong corporate values. Chief among these is the people philosophy espoused by company founder Frank C. Sullivan: "Hire the best people you can find. Create an atmosphere that will keep them. Then let them do their jobs." His contributions to that atmosphere ranged from free employee lunches and transportation to public transit stops to loaning employees the funds to acquire stock when the founding company, Republic Powdered Metals, was still privately held. He rarely called on customers; he considered his "customers" to be Republic's sales force, and he believed that if he addressed their needs, they would, in turn, be more effective with their customers.

This same philosophy was later applied by the second chief executive officer – Thomas C. Sullivan – to the company's successful acquisition program. As a result, RPM has earned a reputation as being the best home for entrepreneurial companies in the markets it serves. With few exceptions, the managements of acquired companies have continued with RPM to run their operations and stay close to their markets and customers. RPM manages its operations through a planning process that begins from the bottom up. This formula has produced one of the best earnings records of all public companies over the past 55 years.

As RPM has prospered, it has also paid attention to the needs of the communities in which it operates.

Corporate *Management Team*

below | left to right

Robert L. Matejka | vice president, chief financial officer and controller since October 2001, joined RPM as vice president – controller in August 2000, and led the company's efforts to develop more sophisticated and timely global reporting systems. From 1995 to 1999, he was vice president – finance of the $1 billion motor and drive systems business of Rockwell International Corporation. From 1973 to 1995, he served in various capacities with Reliance Electric Company, including assistant controller. From 1965 to 1973, Mr. Matejka was with Ernst & Young.

Glenn R. Hasman | brings 23 years of RPM operations and broad financial and administrative experience to his position as vice president – finance and communications, which he has held since August 2000. In this capacity, his goal is to build RPM's awareness, credibility and responsiveness with the investment community and to help enhance RPM's overall financial performance. Previous positions at RPM include vice president – controller, vice president – financial operations, vice president – administration, controller and director of internal audit. From 1982 to 1990, he held financial and operations positions at an RPM operating company. Mr. Hasman began his career at Ciulla, Smith & Dale, LLP, independent accountants for RPM.

Keith R. Smiley | has served as vice president and treasurer since February 1997, and also has been assistant secretary since August 1999. He is responsible for corporate finance and global treasury and cash management. In fiscal 2002, he led a $55 million private placement of debt, and in June 2002, completed a $125 million receivables securitization program. Since joining RPM in 1992, he has also served as controller and internal auditor. Prior to joining RPM, he began his career at Ciulla, Smith & Dale.



right | left to right

Ronald A. Rice | vice president – administration since October 2001, has quickly assumed greater responsibility across a wide array of administrative and operational areas. He was previously vice president – risk management and benefits and has been assistant secretary since August 1999. From 1997 to 1999, he was director of risk management and employee benefits, and served as director of benefits from 1995 to 1997. From 1985 to 1995, he held various positions at the Wyatt Company, most recently as senior account manager.

Stephen J. Knoop | vice president – corporate development since August 1999, has been active in virtually all RPM acquisitions since 1992, first as an associate at Calfee, Halter & Griswold LLP, the company's primary outside legal counsel, and subsequently as director of corporate



left | left to right

P. Kelly Tompkins | vice president, general counsel and secretary, brings a strong combination of both business and legal experience to RPM's strategic risk management function. In his current position since June 1998, he manages both internal legal resources and external law firms serving RPM around the world. Prior to joining RPM in 1996 as assistant general counsel, he served in various capacities at Reliance Electric Company, including senior corporate counsel, director of corporate development, director of investor relations and product marketing manager. From 1985 to 1987, he was a litigation attorney with Exxon Corporation and began his career as a corporate attorney with Reliance Electric in 1981.

Dennis F. Finn | vice president – environmental and regulatory affairs since October 2001, oversees RPM's compliance with health, safety, environmental and other regulatory statutes in the U.S. and 16 other countries. He joined the corporate office as director of environmental and regulatory affairs in November 2000. For the previous 10 years, he was director of environmental health and safety at RPM's Day-Glo Color Corp. unit, which is among the company's most regulated units due to the nature of its chemistry. Prior to joining Day-Glo, he served in various capacities at Nalco Chemical Company and IIT Research Institute.

development for RPM. While employed at the Calfee firm from 1990 to 1996, he also handled acquisitions and public stock offering work for other of the firm's clients.

Paul G. P. Hoogenboom | vice president – operations since August 2000, facilitates development of "Class A" operations, including manufacturing, distribution and purchasing, at RPM operating companies. His other duties include capturing synergies inherent within operating units and serving as chief information officer. He previously served as vice president and general manager of RPM's e-commerce subsidiary. Immediately prior to joining RPM, Mr. Hoogenboom was a director with Cap Gemini, and prior to that held various positions in marketing and information technology with Xylan Corporation, A.W. Chesterton, Lockheed IMS and Corporate Network Services.



Operating Company Management


DAP
Kwik Seal
Tub & Tile
Adhesive Caulk
Bright White


RUST-OLEUM
STOPS RUST
GLOSS
PROTECTIVE
ENAMEL
CLASSIC CLEAR
FLOORS
ZINSSER
BIN
PRIMER
SEALER
Stain-Killer

Consumer Segment Executives

right | left to right

John J. McLaughlin | joined RPM in August 1999 when the company acquired DAP, where he had served as president and chief executive officer since 1994. In addition to managing the traditional DAP business, consisting of consumer D-I-Y caulks, sealants and related products, existing RPM brands such as Plastic Wood are now marketed through the DAP organization and distribution network. Immediately prior to his current position, Mr. McLaughlin was vice president of sales at DAP, and before joining DAP was a divisional manager for Vidal Sassoon Products in Procter & Gamble's Consumer, Health and Beauty Aids division.

Michael D. Tellor | has been with RPM since the Carboline acquisition in August 1985. At the time, Mr. Tellor was vice president – international at Carboline. He joined Carboline in 1973 as a development engineer, and steadily progressed through several other management positions. Subsequent to RPM's acquisition of Carboline, Mr. Tellor served as vice president – sales and marketing for domestic business and as executive vice president. When RPM acquired Rust-Oleum Corporation in June 1994, Mr. Tellor was promoted to run Rust-Oleum. Under his leadership, Rust-Oleum has grown from a limited, single line of small package rust-preventative paints to the category leader in small package paints for decorative, general purpose, special purpose and rust-preventative uses. Additionally, his organization now markets RPM's Varathane and Watco brands of wood finishing products.

Robert Senior | was vice president and general manager of Zinsser Co. in December 1986 when it was acquired from the founding family by RPM. Under Mr. Senior's management, Zinsser is the market leader in each of its main categories, primer-sealers and wallcovering preparation and removal, and has entered other areas such as mildew-proof coatings for interior and exterior use. In addition to leading Zinsser, Mr. Senior also has management responsibilities for RPM's Thibaut wallcoverings, Wolman wood and deck care products and Mantrose-Haeuser edible shellac coatings. Prior to joining Zinsser as assistant to the president in 1980, Mr. Senior spent 12 years in various sales, marketing and management positions with Allied Chemical Corporation.

Industrial Segment Executives

bottom | left to right

Charles G. Pauli | led a group of managers and investors in acquiring the coatings business of Koppers Company, which he was managing when that company was acquired in a hostile takeover in 1989. A year later, the business, called Kop-Coat, was acquired by RPM.




STOP

above | Tremco's Nullifire System protects the Glasgow (Scotland) Science Park.

left | Dryvit's Outsulation System provides a wide variety of facades in the Streets of Woodfield, a $110 million shopping center makeover in Schaumburg, IL.

Mr. Pauli today leads the RPM II group of companies, mainly industrial businesses including Day-Glo Color Corp.; Dryvit Systems; TCI Powder Coatings; many of the original Kop-Coat lines, including marine coatings and industrial wood treatments; and consumer businesses that include Testor, Bondo and wood finishes.

Jeffrey L. Korach | worked for Euclid Chemical Company, a family business, when RPM acquired it in 1984. After leading Euclid Chemical for several years, both when it was part of RPM and when it was a joint venture with Holderbank (1991 to 1999), Mr. Korach was promoted to manage RPM's largest business, Tremco, which was acquired from Goodrich Corporation in February 1997. RPM businesses currently under Mr. Korach's direction include not only the Tremco lines of roofing and sealant products, but also Euclid Chemical concrete and masonry additives, Republic Powdered Metals roofing systems, Vulkem sealants and Paraseal waterproofing membranes, which were produced by RPM prior to the Tremco acquisition.

David P. Reif, III | was executive vice president and chief financial officer at Stonhard when RPM acquired it in October 1993. He continued in that position until 1999, when he became chief financial officer at RPM, Inc. He returned to Stonhard a year later to lead it and the StonCor group of companies, which includes RPM's Carboline, Plasite and Fibergrate units. Prior to joining Stonhard in 1986, he was corporate controller at Penn Virginia Corporation, which he joined in 1978 after three years in public accounting with KPMG Peat Marwick.





left | Despite the electronics industry's current difficulties, new flooring systems from Stonhard continue to be purchased by the industry, and Stonhard is expected to benefit significantly as the industry recovers.

Review of Operations

Industrial Segment



All of RPM's major industrial brands maintained or expanded their market share during the year, despite global economic softness. Many industrial customers postponed spending on more extensive maintenance and repair projects, the core of RPM's industrial market. Also, industrial new construction was off by 20 percent during the fiscal year. The industrial segment reported a slight sales decline for the first time since the company began segment reporting, but significantly outperformed many competitors.

left | Dryvit exterior insulation finishing systems (EIFS) add durable architectural detail to the Royal Palm Office Building and Retail Space in Plantation, FL.







left | The Emirates Tower Hotel in Dubai, U.A.E. utilizes Tremco's two-sided structural glazing systems.

below | Fibergrate Cell Screens encase unsightly mobile phone towers, but unlike metal products, do not interfere with call signals. This application featured Dryvit coatings as well.

Factors partially offsetting the impact of sluggish industrial demand included:

- lower material costs;
- lower energy costs; and
- the positive impact of RPM's restructuring program.

With ongoing cost containment initiatives in place and investments in improved manufacturing efficiency completed, RPM's industrial segment is poised to capitalize on a rebounding economy.

Major developments within the industrial segment product lines during fiscal 2002 include:

Tremco's industrial roofing and sealant lines experienced extremely strong demand at year-end, resulting in record sales and operating income.

Tremco is the market leader in its segment of the industrial and institutional roofing market, and emphasizes service in addition to product performance.

opposite page, far left and left | Day-Glo fluorescent pigments add bold color to the closing ceremonies of the Winter Olympics in Salt Lake City; Stonhard's Mike Jewell (right) and a customer inspect a new installation of Stonblend GSI, which provides the look of terrazzo in a resinous flooring system, at Cook Instruments in Bloomington, IN.

Its TremCare service program, which grew 40 percent in fiscal 2002, stresses preventative maintenance and is well established with institutions such as hospitals, schools, universities and manufacturing facilities, where roof reliability is critical. Growth in sales to public sector markets, including schools, colleges and universities, and governments, more than offset declines in sales to the private sector, which was impacted by poor economic conditions.

The Tremco sealant line, sold under the **Vulkem** and **DYmeric** brands, leads the market for industrial and commercial urethane sealants, and seeks growth by expanding beyond these core competencies. Sales growth in non-traditional lines, including silicones, OEM and fire-resistant products, approached double digits.

The **Euco** line of concrete and masonry admixtures, which is part of RPM's Tremco Group, has focused on geographic expansion in North America beyond its present strength east of the Mississippi. Additionally, a new research laboratory was completed during the year, which is expected to accelerate new product successes, such as underground concrete admixtures introduced this past year.



Stonhard's market-leading, high-performance polymer flooring line expanded during the year with a new acrylic system aimed at pharmaceutical and bio-technology markets, and a thin-set epoxy terrazzo product for the commercial market. This latter product is the first in a series that will be aimed at the commercial market, where the Stonhard brand has limited penetration. A new anti-static flooring system for the electronics industry was also introduced during the year and is expected to perform well when that industry resumes growth.



left | Pettit, Woolsey and Z-Spar products continue as leading pleasure marine coatings brands.

below | Carboline high-performance coatings are being used in construction of the $3.5 billion, 660-mile Exxon Mobil pipeline from Chad to the coast of Cameroon.



Complementing Stonhard's flooring line is the **Fibergrate** brand of reinforced plastic grating for industrial and commercial structures. While overall industrial demand was lower during the year, the product line enjoyed increased sales in the offshore oil drilling market, as well as in mobile phone tower applications. A product line developed specifically for this latter market is selling well due to its ability to hide unsightly towers and not interfere with call signals.

As the number one brand in zinc, epoxy and urethane industrial coatings, **Carboline** is poised to resume growth following a substantial two-year investment in improved manufacturing and distribution facilities. During the past year, Carboline introduced six technologically innovative products designed to improve the application process and extend service life.


Industrial
97 98 99 00 01 02
Net Sales
97 98 99 00* 01 02+
Earnings Before Interest and Taxes
97 98 99 00 01 02
Capital Expenditures
97 98 99 00 01 02
Identifiable Assets

* Includes restructuring and asset impairment charges and related costs (see Note I to the Consolidated Financial Statements).

+ Reflects adoption of FAS No. 142 regarding Goodwill (see Note A [10] to the Consolidated Financial Statements).


CAUTION
CUIDADO
SAFETY

above | Traditional markets for Day-Glo fluorescent colorants and pigments include safety equipment, toys and packaging. Shown in the operating unit's lobby are Bridget Buckley-McGill and Vince Veiram.



above | Tremco employees Edward Grant, Jon Walker and Reuben Hall (kneeling, left to right) conduct a final inspection of a roofing installation at an elementary school in Campbell, OH, with the project's architect and contractor (standing, left to right). Tremco is emphasizing the service aspects of its business, including the TremCare preventative maintenance program, which enjoyed a 40 percent sales increase this past fiscal year.

Carboline's **Nullifire** unit introduced several new fireproofing products for protection of structural steel in specialized applications, such as in laboratories and critical tolerance manufacturing facilities.

The **Plasite** line of high-performance coatings faced difficult market conditions as new rail car production, a primary market for the line, fell to a 25-year low, and sales to the electronics market fell sharply. These declines were partially offset by sales to the wastewater treatment market, which continued to grow significantly during the year. Recently introduced products aimed at this market, including an elastomeric coating and a 100 percent solids coating, enjoyed strong sales.

The **Dryvit** brand of exterior insulation finishing systems (EIFS) was selected again as the top EIFS brand in *Builder Magazine's* annual brand survey for 2002, ranking first in brand familiarity, brand most used and brand quality. The Dryvit brand maintains its industry-leading position through constant product innovation to be more contractor-friendly, including a line that speeds curing and a new finish line that is 40 percent lighter than the traditional product.

The **Day-Glo** unit remains the world's top brand of fluorescent colorants and pigments. As its traditional markets are mature, Day-Glo's marketing efforts focus on developing new applications for its line. Day-Glo products made inroads into the cosmetics industry this past fiscal year.

Other RPM industrial segment lines include:

- **TCI Powder Coatings** for interior and exterior applications;
- **American Emulsions** specialty processing chemicals for the textile industry;
- **Kop-Coat** wood treatments for the lumber industry; and
- **Pettit, Woolsey/Z-Spar** marine coatings.

Review of Operations

Consumer Segment

RPM's balanced portfolio of industrial and consumer coatings businesses has historically served the company well, with strength in one segment often offsetting weakness in the other, particularly in periods of economic uncertainty. Such was the case in fiscal 2002, when the consumer segment posted strong gains in both net sales and operating income, while the industrial segment faced more difficult market conditions. The opposite held true only a year earlier.




DIF
DIF

left, top to bottom | Rust-Oleum's wide product line includes American Accents decorative finishes; Zinsser's recently introduced DIF Spray GEL has gained rapid consumer acceptance for wallcovering removal.





left | Zinsser leads its product categories in innovation. Shown here in Zinsser's research laboratory in Somerset, NJ, is Edna Hernandez, senior quality control technician.

below | Varathane and Watco products protect and beautify a broad spectrum of wood surfaces ranging from floors to furniture.

Primary factors influencing the sharp improvement in the consumer segment's earnings performance in fiscal 2002 were:

- benefits from RPM's restructuring program, which had more impact on the consumer segment than the industrial segment, and which improved manufacturing and distribution efficiencies;
- lower material costs;
- lower energy costs; and
- improving financial results at major retailers, which contributed to a more favorable business climate in fiscal 2002 versus 2001.

Consumer net sales benefited from:

- gaining or maintaining market share in all major product lines;
- warmer winter weather in much of the U.S., allowing both professionals and do-it-yourselfers to continue outdoor projects longer than normal;
- strong home sales; and
- added volume from new products.

left | DAP's John McLaughlin conducts a quarterly "all-hands" meeting in Baltimore to update employees on the unit's financial performance and marketplace success and to answer questions.

Significant developments within major consumer segment product lines during fiscal 2002 include:

Rust-Oleum continued to gain market share and advanced its position as the leading supplier of branded small project paint products in the world. In addition to its original line of rust-preventative coatings sold under the Stops Rust name, Rust-Oleum's line includes American Accents premium decorative coatings, Painter's Touch general purpose coatings and a wide assortment of professional and specialty coatings. Its Tremclad brand is the market leading rust-preventative paint in Canada.

Several successful new specialty coatings were developed and introduced during the past fiscal year, including Road Warrior, a rubberized epoxy coating for truck beds; and Industrial Choice Marking Aerosol used in the installation or identification of underground utilities.

As part of RPM's restructuring and reorganization program, the Rust-Oleum organization assumed marketing and distribution responsibility for the **Varathane** and **Watco** brands of wood finishes. These products are sold through home centers, mass merchandisers, hardware stores, paint stores and other retail outlets that are closely aligned with Rust-Oleum's distribution. The distribution integration of these lines during the past fiscal year achieved significant cost savings. The Varathane Renewal system for refinishing wood floors without sanding enjoyed brisk sales and has been favorably reviewed in both the consumer and trade press.


WATCO
Clear Wood Finish
WATCO
INTERIOR

In addition to its consumer lines, Rust-Oleum offers a wide array of industrial coatings, including rust-preventatives and epoxies.



The **DAP** brand of caulks, sealants and patch and repair products continued to build market share through first-to-market products. In fiscal 2002, DAP introduced Kwik Seal Plus with Microban, the first kitchen and bath adhesive caulk that fights stain- and odor-causing bacteria; and SIDE Winder Advanced Siding and Window Sealant, featuring fast cure times and the ability to be applied in wet or sub-zero weather.

Other recently introduced products that were also first-to-market advanced DAP's market position, as the brand expanded shelf space in two major home center chains and added two more major chains to its customer base. Products contributing to the expansion include Drydex, a time indicator spackling compound that changes color when it is dry and ready to sand; the Easy Solutions line of products for inexperienced do-it-yourselfers; titanium enhanced silicone caulk for superior flexibility and durability; and CrackSHOT high performance spackling compound.


ZINSSER
Bulls Eye
Odorless
PRIMER
SEALER
Stain Killer
Bond Coat

Zinsser brands also improved their penetration of major home centers, in part due to new products introduced in fiscal 2002 and over the past two years. These include DIF Spray Gel, which provides the proven wallcovering removal formula in an easy-to-use format; Bulls-Eye Odorless primer-sealer, which is gaining wide acceptance in commercial and industrial applications, such as hospitals, schools and hotels where paint odors could disrupt operations; and SealCoat Universal Sanding Sealer, a wax-free shellac product which seals all types of wood for further finishing steps. Also new from Zinsser this past fiscal year is the Zinsser Plus Mildewproof Commercial Wallcovering System, backed by a five-year satisfaction guarantee. Zinsser brands have a commanding market share in all of their major categories, including primer-sealers, wallcovering preparation and removal products, and shellac.

top | The Testors brand of hobby and leisure products resumed growth in fiscal 2002.

above | Zinsser's new Bulls-Eye Odorless primer-sealer is a growing favorite with contractors who want to minimize disruptions at facilities being renovated.

below | Epoxy Shield garage floor coating is demonstrated at the 2002 National Hardware Show by Rust-Oleum's Jim Stinner (center) and Wendy Donahue (right), while DAP's Rosalyn Williams looks on. Capitalizing on Rust-Oleum's strong brand recognition and distribution, the line's sales have more than quadrupled since it was acquired as a "bolt-on" acquisition in March 2000.


RUST-OLEUM
EPOXY Shield

Zinsser also produces edible shellac products sold in North America and Europe through its Mantrose-Haeuser unit. The Nature Seal line was expanded beyond its original formulation to prevent cut apple discoloration, to include other fruits and vegetables, including bananas, nectarines, carrots, potatoes, peppers and celery.

RPM's **Bondo** brand of automotive repair and related products was rejuvenated during the past fiscal year through a combination of improved formulations of existing products and new product introductions into closely aligned markets. Newer products include the Truckguard Pro Bed Liner, a spray on product designed



right | The Varathane Renewal system allows refinishing of wood floors without sanding.

below | Bondo's Truckguard Pro Bed Liner coating complements a similar product for the do-it-yourself market.





DAP
SIDE Winder
ADVANCED SIDING & WINDOW SEALANT
WHITE
DAP
33
White
16 FL OZ

Consumer Segment



$1000
900
800
700
600
97 98 99 00 01 02

Net Sales
(in millions)



$150
125
100
75
50
97 98 99 00* 01 02+

Earnings Before Interest and Taxes
(in millions)



$30
25
20
15
10
97 98 99 00 01 02

Capital Expenditures
(in millions)



$1100
1000
900
800
700
600
500
97 98 99 00 01 02

Identifiable Assets
(in millions)

* Includes restructuring and asset impairment charges and related costs (see Note I to the Consolidated Financial Statements).

+ Reflects adoption of FAS No. 142 regarding Goodwill (see Note A [10] to the Consolidated Financial Statements).

for professionals that complements a roll-on product for the D-I-Y market; Quick Fix dent filler and scratch and ding glaze offering strength and durability in an easy-to-use dispenser; and the Home Solutions line of home repair products.

Testors hobby and leisure products enjoyed improved sales in fiscal 2002, due in part to expansion by major mass market retailer customers, improving business conditions at two major hobby store chains and an increase in private label production.

Other consumer lines include **Mohawk, Chemical Coatings** and **Westfield Coatings** products for the furniture industry.

above, right | DAP's SIDE Winder caulk is among the consumer segment's more successful recently introduced products.

below | In just eight years since its acquisition by RPM, Rust-Oleum has grown from a limited single product line of rust-preventative coatings to the small package category leader in rust-preventative, decorative, general purpose, specialty and professional coatings. The Rust-Oleum brand outscored all other coatings brands tested for their quality reputation among 30,000 U.S. consumers in a recent survey by Equi-Trend.



PAINTER'S TOUCH
Patina
RUST-OLEUM
PROFESSIONAL
TRAFFIC STRIPING PA
HIGH HEAT
APPLIANCE TOUCH-UP
AMERICAN ACCENTS
RUST-OLEUM SATIN

Selected Financial Data (In thousands, except per share and percent data)

All financial data based on fiscal years ended May 31		2002[1]	2001	2000[2]
Results from Operations	Net sales	$ 1,986,126	$ 2,007,762	$ 1,962,410
	Income before income taxes	154,124	101,487	71,761
	Net income	101,554	62,961	40,992
Performance Measures	Return on sales %	5.1	3.1	2.1
	Return on shareholders' equity %	13.6	9.8	5.9
Per Share Data	Basic earnings per share	$ 0.97	$ 0.62	$ 0.38
	Diluted earnings per share	0.97	0.62	0.38
	Cash dividends per share	0.5000	0.4975	0.4850
	Shareholders' equity per share	8.22	6.26	6.02
Balance Sheet Highlights	Shareholders' equity	858,106	639,710	645,724
	Retained earnings	409,603	360,458	348,102
	Working capital	436,600	443,652	408,890
	Total assets	2,036,403	2,078,490	2,099,203
	Long-term debt	707,921	955,399	959,330
Other Data	Depreciation and amortization	56,859	81,494	79,150
	Average shares outstanding	104,418	102,202	107,221

1 Reflects adoption of FAS No. 142 regarding Goodwill (see Note A [10] to the Consolidated Financial Statements).
2 Includes restructuring and asset impairment charges and related costs (see Note I to the Consolidated Financial Statements).
See Notes to Consolidated Financial Statements



$0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Cash Dividends (dollars per share)

1999	1998	1997	1996	1995	1994	1993	1992
$ 1,720,628	$ 1,623,326	$ 1,356,588	$ 1,136,396	$ 1,030,736	$ 825,292	$ 768,372	$ 680,091
159,597	149,556	135,728	119,886	108,492	89,207	66,136	61,101
94,546	87,837	78,315	68,929	62,616	53,753	39,498	38,481
5.5	5.4	5.8	6.1	6.1	6.5	5.1	5.7
14.4	16.6	16.7	17.3	18.8	19.2	16.6	17.1
$ 0.87	$ 0.89	$ 0.81	$ 0.72	$ 0.68	$ 0.59	$ 0.48	$ 0.47
0.86	0.84	0.76	0.69	0.65	0.57	0.46	0.46
0.4645	0.4400	0.4080	0.3776	0.3520	0.3264	0.3029	0.2837
6.83	5.75	5.07	4.68	3.83	3.49	2.95	2.85
742,876	566,337	493,398	445,915	350,469	316,444	243,899	233,360
359,011	314,911	270,465	231,896	199,527	169,687	146,852	129,846
402,870	387,284	478,535	275,722	271,635	231,684	191,872	205,419
1,737,236	1,685,917	1,633,228	1,155,076	965,523	665,966	648,524	623,346
582,109	716,989	784,439	447,654	407,041	233,969	258,712	273,871
62,135	57,009	51,145	42,562	37,123	26,050	22,283	20,436
108,731	98,527	97,285	95,208	91,571	90,726	82,694	81,959

Acquisitions made by the Company during the periods presented may impact comparability from year to year (see Note A [2] to Consolidated Financial Statements for years 2002 and 2001).



$20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Stock Price Performance (dollars per share) ◆ 25% Stock Dividend ● 50% Stock Dividend

Management's Discussion and Analysis
of Results of Operations and Financial Condition

Reportable Segment and Geographic Area Information

We have determined that RPM has two operating segments – industrial and consumer – based on the nature of our business activities, products and services; the structure of management; and the structure of information as presented to the Board of Directors. Within each segment, individual operating companies or groups of companies generally address common markets, utilize similar technologies, and can share manufacturing or distribution capabilities. We evaluate the profit performance of our segments based on earnings before interest and taxes (EBIT) since interest expense is essentially related to corporate acquisitions, as opposed to segment operations.

Industrial segment products are sold throughout North America and account for most of RPM's sales in Europe, South America, Asia, South Africa, Australia and the Middle East. The industrial product line is primarily sold to distributors, contractors and to end users, such as industrial manufacturing facilities, educational and governmental institutions and commercial establishments. Industrial segment products reach their markets through a combination of direct sales, sales representative organizations, distributor sales and sales of licensees and joint ventures.

Consumer segment products are sold throughout North America to mass merchandisers, home centers, hardware stores, paint stores, automotive supply stores and craft shops. Major customers include Ace Hardware Stores, Canadian Tire, Cotter & Company, Do It Best, The Home Depot, Lowe's Home Centers, W. W. Grainger, and Wal-Mart. Consumer segment products are sold to retailers through a combination of direct sales, sales representative organizations and distributor sales.

The eight largest consumer segment customers represent approximately 23 percent, 19 percent, and 18 percent of consolidated net sales and approximately 49 percent, 41 percent, and 40 percent of consumer segment sales for 2002, 2001, and 2000, respectively. The Home Depot represented 11 percent of consolidated net sales and 24 percent of consumer segment sales for the year ended May 31, 2002.

Sales for the years ended May 31, 2002, 2001 and 2000 do not include sales of RPM products by joint ventures and licensees, amounting to approximately $32 million, $37 million, and $35 million, respectively. We reflect income from our joint ventures on the equity method, and receive royalties from our licensees, both of which are reflected as offsets to selling, general and administrative (SG&A) expenses. Export sales were less than 10 percent of net sales for each of the three years presented.

In addition to the two operating segments, there are certain business activities, referred to as corporate/other, that do not constitute an operating segment, including corporate headquarters and related administrative expenses, results of our captive insurance company, gains or losses on the sales of certain assets and other expenses not directly associated with either operating segment. Related assets consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters property and equipment. These corporate and other assets and expenses reconcile operating segment data to total consolidated net sales, earnings before interest and taxes, identifiable assets, capital expenditures, and depreciation and amortization.

The following data reflects the adoption of Statement of Financial Accounting Standards (FAS) No. 142, "Goodwill and Other Intangible Assets," effective June 1, 2001 (refer to Note A [10]).

Segment and Geographic Information

Segment Information

(In thousands)

Year Ended May 31	2002	2001	2000[1]
Net sales			
Industrial	$1,053,632	$1,100,682	$1,092,976
Consumer	932,494	907,080	869,434
Corporate/Other			
Total	$1,986,126	$2,007,762	$1,962,410
Earnings before interest and taxes (EBIT)[2]			
Industrial	$ 107,033	$ 122,034	$ 98,980
Consumer	118,230	62,662	47,907
Corporate/Other	(30,675)	(18,006)	(23,333)
Total	$ 194,588	$ 166,690	$ 123,554
Identifiable assets			
Industrial	$ 962,742	$1,002,209	$ 993,239
Consumer	1,000,928	1,016,067	1,041,896
Corporate/Other	72,733	60,214	64,068
Total	$2,036,403	$2,078,490	$2,099,203
Capital expenditures			
Industrial	$ 17,743	$ 30,123	$ 34,331
Consumer	20,559	23,629	27,929
Corporate/Other	1,629	366	925
Total	$ 39,931	$ 54,118	$ 63,185
Depreciation and amortization			
Industrial	$ 26,883	$ 38,579	$ 38,519
Consumer	28,605	41,627	39,862
Corporate/Other	1,371	1,288	769
Total	$ 56,859	$ 81,494	$ 79,150

Geographic Information

(In thousands)

Year Ended May 31	2002	2001	2000
Net sales (based on shipping locations)			
United States	$1,615,047	$1,614,112	$1,572,919
Foreign			
Canada	135,694	140,009	135,641
Europe	158,440	164,517	172,662
Other Foreign	76,945	89,124	81,188
Total Foreign	371,079	393,650	389,491
Total	$1,986,126	$2,007,762	$1,962,410
Assets employed			
United States	$1,664,402	$1,732,238	$1,740,882
Foreign			
Canada	147,568	128,159	130,064
Europe	160,641	144,619	155,330
Other Foreign	63,792	73,474	72,927
Total Foreign	372,001	346,252	358,321
Total	$2,036,403	$2,078,490	$2,099,203

1 Includes restructuring and asset impairment charges and related costs (refer to Note I).

2 EBIT is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBIT is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income or as an indicator of operating performance. EBIT should not be considered in isolation, but with Generally Accepted Accounting Principles in the U.S., and it is not indicative of operating income or cash flow from operations as determined by those principles. Our method of computation may or may not be comparable to other similarly titled measures of other companies. EBIT may not be indicative of our historical operating results nor is it meant to be predictive of potential future results.

Critical Accounting Policies and Estimates

Our consolidated financial statements include accounts of RPM and all majority-owned subsidiaries. Preparation of our financial statements requires the use of estimates and judgments that affect the amounts of our assets, liabilities, revenues and expenses. We continually evaluate these estimates, including those related to allowances for doubtful accounts, inventories, allowances for recoverable taxes, useful lives of property, plant and equipment, goodwill, environmental and other contingent liabilities, income tax valuation allowances, pension plans and the fair value of financial instruments. We base our estimates on historical experience and other assumptions, which we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying value of our assets and liabilities. Actual results may differ from these estimates under different assumptions and conditions.

We have identified below the accounting policies that are critical to our financial statements.

Revenue Recognition | Revenues are recognized when title and risk of loss passes to customers. The Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," provides guidance on the application of Generally Accepted Accounting Principles (GAAP) in the U.S. to selected revenue recognition issues. We have concluded that our revenue recognition policy is appropriate and in accordance with GAAP and SAB No. 101.

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions | Our reporting currency is the U.S. dollar. However, the functional currency of all of our foreign subsidiaries is their local currency. We translate the amounts included in our consolidated statements of income from our foreign subsidiaries into U.S. dollars at year-to-date average exchange rates, which we believe are fairly representative of the actual exchange rates on the dates of the transactions. Our foreign subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at the actual exchange rates as of the end of each reporting date, and we record the resulting foreign exchange translation adjustments in our consolidated balance sheets as a component of accumulated other comprehensive income (loss). If we determine that the functional currency of any of our foreign subsidiaries should be the U.S. dollar, our financial statements would be affected. Should this occur, we would adjust our reporting to appropriately account for such change(s).

As appropriate, we use permanently invested intercompany loans as a source of capital to reduce exposure to foreign currency fluctuations at our foreign subsidiaries. These loans are treated as analogous to equity for accounting purposes. Therefore, foreign exchange gains or losses on these intercompany loans are recorded in other comprehensive income (loss). If we were to determine that the functional currency of any of our subsidiaries should be the U.S. dollar, we would no longer record foreign exchange gains or losses on such intercompany loans.

Goodwill | We adopted two new accounting standards issued by the Financial Accounting Standards Board in June 2001. FAS No. 141, "Business Combinations," eliminates the pooling method of accounting for all business combinations initiated after June 30, 2001, and addresses the initial recognition and measurement of goodwill and intangible assets acquired in a business combination. Accordingly, we apply the provisions of FAS No. 141 to all business combinations initiated after its effective date. We also adopted FAS No. 142, effective June 1, 2001 (refer to Note A [10]). Goodwill amortization ceased upon adoption of this standard, and the required initial impairment tests were performed. Results of these impairment tests have not generated any impairment loss to date.

Prospectively, goodwill will be tested on an annual basis, or more frequently, as impairment indicators arise. Impairment tests, which involve the use of estimates related to the fair market values of the business operations with which goodwill is associated, are performed at the end of the first fiscal quarter. Losses, if any, resulting from impairment tests would be reflected in our income statement.

Other Long-Lived Assets | We assess for impairment of identifiable non-goodwill intangibles and other long-lived assets whenever events or changes in facts and circumstances indicate the possibility that the carrying value may not be recoverable. Factors considered important which might trigger an impairment evaluation include the following:

- significant under-performance relative to historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
- significant negative industry or economic trends.

When we determine that the carrying value of non-goodwill intangibles and other long-lived assets may not be recoverable based upon the existence of one or more of the above described indicators, any impairment would be measured based on projected net cash flows expected from the asset(s), including eventual disposition.

Contingencies (also refer to Note H) | We are party to claims and lawsuits arising in the normal course of business. Although we cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, we record provisions when we consider the liability probable and reasonably estimable. The provisions are based on historical experience and legal advice, and are reviewed quarterly and adjusted according to developments. Changes in the amount of these provisions affect our consolidated statements of income. Due to the inherent uncertainties in the loss reserve estimation process, actual results may differ.

Our environmental-related accruals are similarly established and/or adjusted as information becomes available upon which costs can be reasonably estimated. Here again, actual costs may vary from these estimates because of the inherent uncertainties involved, including the identification of new sites and the development of new information about contamination. Certain sites are still being investigated and therefore we have been unable to fully evaluate the ultimate cost for those sites. As a result, reserves have not been taken for certain of these sites and costs may ultimately exceed existing reserves for other sites. We have received indemnities for potential environmental issues from purchasers of certain of our properties and businesses and from sellers of properties or businesses we have acquired. We have also purchased insurance to cover potential environmental liabilities at certain sites. If the indemnifying or insuring party fails to, or becomes unable to, fulfill its obligations under those agreements or policies, we may incur additional environmental costs in addition to any amounts reserved, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Results of Operations

Fiscal 2002 Compared to Fiscal 2001

Net Sales | Fiscal 2002 net sales were slightly below fiscal 2001 by $21.6 million, or 1 percent. The commercial unit of DAP was divested in March 2001, and had sales of $26.3 million to that point in the 2001 fiscal year. Factoring out those sales to be comparable, plus the negative effects from foreign exchange differences of approximately $14 million, principally against the Canadian dollar, year over year sales would show a 1 percent increase.

Industrial segment sales amounted to 53 percent of the RPM total, and were lower year over year by 3.3 percent, when the negative foreign exchange effect of $11.2 million is excluded. The industrial economy, including electronics, was generally weak throughout the year, causing a number of customers to postpone higher cost maintenance and replacement projects, particularly flooring. It is our belief that this business was not lost to any competitor, but becomes pent-up demand for those maintenance products and services. Furthermore, flooring has higher than average margins in this segment, so earnings could benefit even faster than normal when this business returns. We believe this segment could begin to show a modest rebound in the second half of the 2003 fiscal year.

Consumer segment sales amounted to 47 percent of the RPM total, and were ahead 6.2 percent year over year on a comparable basis, after adjusting for the commercial DAP unit divestiture and negative foreign exchange differences of $2.8 million. Consumer demand was solid throughout the year, especially for our DAP, Rust-Oleum, and Zinsser products. This growth reflects a combination of higher unit volume of approximately

5 percent, and the balance of growth from slightly higher pricing to counter increased raw material and packaging costs during the 2001 fiscal year. We anticipate continued solid sales from our consumer segment during the 2003 fiscal year.

Gross Profit Margin | The gross profit margin improved in fiscal 2002, reaching 45.9 percent compared with 45.1 percent during fiscal 2001. The industrial gross margin this year of 46.9 percent was slightly behind last year's 47.4 percent. This was mainly a volume effect as the sales decline, particularly of higher margin flooring (off $44 million, or 11 percent), was too great to overcome versus related overhead costs. Restructuring savings (refer to Note I) and a number of favorable raw material costs partially offset this volume effect. Consumer gross margins, on the other hand, reached 44.8 percent from 42.5 percent last year. This improvement reflects additional restructuring savings of approximately $21 million during fiscal 2002, plus positive cost leverage from the higher sales volume, and a number of favorable raw material costs in this segment as well.

Selling, General and Administrative Expenses (SG&A) | SG&A expenses improved to 36.1 percent of sales this year from 36.8 percent during fiscal 2001. We adopted FAS No. 142 as of June 1, 2001, the beginning of the 2002 fiscal year, and that change is reflected in SG&A (refer to Note A [10]). On a pro forma basis, last year's SG&A percentage under FAS No. 142 would have been $25.1 million lower, or 35.6 percent of sales. The divested commercial unit of DAP had carried a lower SG&A percentage, having an approximate negative effect of 0.4 percent of sales, bringing last year's SG&A percentage, adjusted for both FAS No. 142 and the divestiture, to approximately 36 percent of sales. This year's $2.1 million third quarter charge related to the devaluation of the Argentinean peso amounted to 0.1 percent of fiscal 2002 sales. Without that charge, this year's SG&A percentage would have equaled last year's 36 percent, adjusted for FAS No. 142 and the divestiture.

By segment, industrial SG&A of 36.8 percent this year compares with 36.3 percent last year, or 35.2 percent on a pro forma FAS No. 142-adjusted basis. This difference is attributable to the lower sales volume; increased distribution costs associated with a transition to fewer warehouses, which is now completed; and the Argentinean peso devaluation, all of which were partly offset by solid cost-containment efforts throughout the segment. Consumer SG&A of 32.1 percent this year compares favorably with 35.6 percent last year, or 34.1 percent on a pro forma FAS No. 142-adjusted basis. This significant improvement is attributable to the much higher consumer sales volume; some reduced freight costs, as there were still restructuring-related inefficiencies a year ago; and solid cost-containment efforts throughout this segment as well. Corporate/Other costs were $30.7 million this fiscal year compared with $18 million last year. This change includes increased legal and professional fees associated with terminated acquisition and divestiture efforts; increased product liability costs (including those described in Note H); rising health care and other employee benefit costs; and management succession costs. License fee and joint venture income of $1.3 million and $1.7 million during fiscal years 2002 and 2001, respectively, are reflected as credits to SG&A expenses.

Earnings Before Interest and Taxes (EBIT) | We believe that EBIT best reflects the performance of our operating segments as interest expense and income taxes are not consistently allocated to operating segments by the various constituencies utilizing our financial statements. Requests for operating performance measures received from research analysts, financial institutions and rating agencies typically focus on EBIT, and we believe EBIT disclosure is responsive to investors. EBIT climbed $27.9 million, reaching $194.6 million in fiscal 2002. Fiscal 2001 EBIT, adjusted for FAS No. 142, would have been $191.8 million, leaving this year's EBIT ahead by $2.8 million, or up 1.5 percent on a 1 percent decrease in sales. Industrial EBIT was down $15 million during fiscal 2002, or down $26.9 million after adjusting last year for FAS No. 142, with this decline being mainly attributable to the lower flooring sales volume. Consumer EBIT nearly doubled year over year, up $55.6 million, or still ahead $42.4 million on a pro forma FAS No. 142-adjusted basis, with that growth almost equally attributable to the restructuring savings and the higher comparable sales volume.

Net Interest Expense | Net interest expense declined $24.7 million during 2002 (refer to Note A [16]) as a result of lower interest rates on the variable rate portion (approximately 75 percent) of average outstanding borrowings (refer to Note B), and reduced debt levels during the year. The overall effective interest rate of approximately 4.5 percent this year compares favorably with 6.9 percent during fiscal 2001, amounting to savings of $20.3 million, net of changes in investment income, this year. Total debt levels were approximately $63 million lower on average throughout fiscal 2002, accounting for the remaining $4.4 million of interest costs saved year over year.

Income Tax Rate | The effective income tax rate this year of 34.1 percent compares favorably with last year's 38 percent rate (refer to Note C). This rate reduction is driven by the adoption of FAS No. 142, related to the elimination of non-tax deductible goodwill amortization.

Net Income | This year's net income of $101.6 million, or $.97 per diluted share, increased 61 percent and 56 percent, respectively, from fiscal 2001. On a pro forma basis adjusted for FAS No. 142, last year's net earnings and diluted earnings per share would have been $84.8 million and $.83 (refer to Note A [10]), respectively, putting this year's results still ahead by 20 percent and 17 percent, respectively.

During March 2002, we sold 11.5 million common shares (see Financing Activities below) through a follow-on public equity offering, and this transaction had a dilutive effect on fiscal 2002 earnings of $.01 per share. For fiscal 2003, this transaction is expected to have a dilutive effect on earnings of approximately $.07 per share, based on fiscal 2002 average interest rates.

Fiscal 2001 Compared to Fiscal 2000

Net Sales | Net sales for fiscal year 2001 increased by $45 million, or 2 percent, over fiscal 2000.

On August 3, 1999, we acquired DAP Products, Inc. and DAP Canada Corp., or DAP, a leading manufacturer and marketer of caulks and sealants, spackling and glazing compounds, contact cements, and other specialty adhesives, with annual sales at the time of approximately $220 million. Its brand names DAP, Alex Plus and Kwik Seal are well known throughout the U.S. and Canada.

On a consolidated basis, the extra two months of DAP sales during fiscal 2001, reported within the consumer segment, offset the loss of sales from product lines in the industrial segment that were sold in fiscal 2000. Comparable sales, including small product line additions, grew by 4 percent in the industrial segment, while sales in the consumer segment remained relatively flat from 2000 to 2001. The 4 percent growth in the industrial segment reflected a combination of greater unit volume (2-3 percent) and higher pricing (1-2 percent) which offset increased raw material and packaging costs during fiscal 2001. In addition, on a year to year basis, foreign exchange differences had a negative impact on sales, primarily within the industrial segment, decreasing sales by approximately $20 million, or 1 percent.

The general slowdown in the economy impacted sales in both our consumer and industrial segments during the 2001 fiscal year, causing firms to decrease or defer spending in areas such as protective maintenance, which our products and services provide. The severe winter cold during fiscal 2001 extended much further south than usual, and Europe was affected as well, causing our sales to those regions to be much weaker than usual during the third fiscal quarter in 2001, the seasonally slowest time of the year. Furthermore, several of our major consumer segment accounts were aggressively de-stocking their inventories in 2001, which especially impacted our sales to those accounts during the months of December 2000 and March 2001.

Gross Profit Margin | Gross profit margin in fiscal 2001 of 45.1 percent closely matched the prior year's gross profit margin of 45.3 percent. The gross profit margin for the industrial segment improved to 47.4 percent from 46.6 percent in fiscal 2000, due to the product lines that were sold during fiscal 2000, which carried lower margins and, to a lesser extent, due to the leveraged benefits from higher sales volume. We believe that timely pricing initiatives in this segment successfully offset rising material costs, principally oil-related, during fiscal 2001. The gross margin in the consumer segment, in contrast, dipped to 42.5 percent in 2001 from 43.6 percent in 2000, principally reflecting this segment's less timely ability to gain price relief during periods of rising material costs, as our consumer segment businesses generally have servicing agreements with their accounts that renew annually. As these agreements come up for renewal, we have been generally successful in negotiating pricing relief. In addition, the DAP acquisition accounts for two more months of lower than average gross margins in 2001 as compared to 2000 in the consumer segment. We also experienced lower gross margins in the consumer segment in 2001 because we incurred premium costs to outsource some of our products in order to seamlessly service customers during brief periods of insufficient capacity caused by information systems conversions. During 2000, the consumer segment incurred $7 million in inventory discontinuation costs associated with the comprehensive restructuring program initiated in August 1999.

Selling, General and Administrative Expenses (SG&A) | SG&A expenses amounted to 36.8 percent of sales in fiscal 2001, compared with 36.3 percent in fiscal 2000. The expenses of our industrial segment increased to 36.3 percent from 35.6 percent in 2000, mainly because the product lines that were sold during fiscal 2000 had, on a relative basis, much lower SG&A expenses, plus we incurred additional, related costs of approximately $3 million during 2001 toward completion of the restructuring program. SG&A expenses in the consumer segment increased to 35.6 percent from 35.2 percent in 2000, principally because we incurred approximately $5 million in additional costs related to the restructuring program, tempered slightly by two more months of results from DAP, with its comparatively lower SG&A expense structure. Our consumer segment also incurred higher freight costs in the form of oil-driven fuel surcharges, premiums to expedite certain shipments during restructuring, and increased handling costs to service more frequent shipments to our customers. License fee and joint venture income included as credits to SG&A expenses approximated $1.7 million in each year.

Earnings Before Interest and Taxes (EBIT) | Fiscal 2001 EBIT in the industrial and consumer segments were both well ahead of their reported EBIT for fiscal 2000. Excluding the restructuring and asset impairment charges and all related costs from 2000, totaling $59.8 million, pro forma EBIT results for industrial, consumer, and corporate/other would have been $121.3 million, $79.8 million and ($17.7) million, respectively, or $183.4 million in total. On that basis, EBIT for the industrial segment year over year appears flat ($122.0 million vs. $121.3 million), but considering the loss of EBIT from the divestitures during 2000 and the additional $3 million spent in 2001 toward completion of the restructuring program, EBIT for the industrial segment during 2001 would have been $7 million ahead of 2000, or up 6 percent on the 4 percent higher sales. On the same pro forma basis, fiscal 2001 EBIT for our consumer segment was off $17 million ($62.7 million vs. $79.8 million), or 21 percent, for the reasons discussed above. Lastly, on the same pro forma basis, corporate/other costs were flat year over year ($18.0 million vs. $17.7 million) as certain lower corporate costs offset higher costs associated with our now completed e-commerce infrastructure development during 2001.

In August 1999, we announced a comprehensive restructuring program to generate manufacturing, distribution and administrative efficiencies, and to better position ourselves for increased profitability and long-term growth (refer to Note I). Pre-tax restructuring and asset impairment charges for $45 million and $7 million were taken during the first and fourth quarters of fiscal 2000, respectively. Through year-end 2001, we had incurred all of these charges.

Net Interest Expense | Net interest expense increased $13.4 million in 2001 (refer to Note A [16]), reflecting higher average interest rates as compared to fiscal 2000, on the variable rate portion (approximately 80 percent) of outstanding borrowings (refer to Note B), two additional months of indebtedness related to our acquisition of DAP in August 1999, and higher average indebtedness related to the repurchase of 8,970,100 of our common shares between January 1999 and July 2000 (refer to Note D). The Federal Reserve Board cuts in interest rates that began early in calendar 2001 translated into lower rates on the variable portions of our outstanding borrowings, resulting in comparably lower interest costs.

Income Tax Rate | The effective income tax rate in 2001 of 38 percent compared favorably with the 42.9 percent rate in 2000 (refer to Note C). The 2000 rate was impacted by the restructuring and asset impairment charges plus related costs that year. Excluding those charges and costs, the pro forma tax rate for 2000 would have been 40.3 percent, still higher than the 2001 rate of 38 percent. The 2001 tax rate reduction mainly reflected an improved mix of foreign income, including fewer unusable foreign tax losses in 2001 as compared to 2000.

Net Income | Fiscal 2001 net income of $63 million, or $.62 per diluted share, compared favorably with $41 million in 2000, or $.38 per diluted share. Excluding the $59.8 million pre-tax restructuring and asset impairment charges plus related costs, pro forma net income for 2000 would have been $78.6 million, or $.73 per diluted share. Against fiscal 2000 on this pro forma basis, 2001 net income and earnings per share (EPS) were down 20 percent and 15 percent, respectively, as a result of the factors discussed above. In addition, the difference in pro forma decline, year over year between net income and EPS reflected the net benefit from the shares repurchased, which added $.01 per diluted share to 2001 results.

Liquidity and Capital Resources

Cash Flows From:

Operating Activities | There was $191.4 million of cash generated from operations during fiscal 2002 compared with $74.5 million a year ago, a 157 percent increase. Aside from the earnings increase year over year, this significant cash flow improvement reflects positive changes in working capital this past year. Net reductions in working capital generated approximately $37 million of cash during fiscal 2002 compared with working capital consuming approximately $67 million of cash during fiscal 2001, a positive swing in cash of approximately $104 million from year to year. There has been a strong focus on improved accounts receivable collections, and on managing inventory back down to more appropriate levels post-restructuring, supported by strengthened information technology and operating techniques, such as Class A manufacturing, and these efforts will continue.

Cash provided from operations remains our primary source of financing internal growth, with limited use of short-term credit.

Investing Activities | Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth through improved production and distribution efficiencies and capacity, and to enhance administration. Capital expenditures in fiscal 2002 of $39.9 million compare with depreciation and amortization of $56.9 million. We are not capital intensive and capital expenditures generally do not exceed depreciation and amortization in a given year. We have enhanced our review and control over the capital investment process, which contributed to the $14 million reduction in capital expenditures this year compared to a year ago, and those efforts and controls will continue. Capital spending is expected to hold at approximately the fiscal 2002 level for the next several years as many larger spending needs have been accomplished in recent years, such as to accommodate the restructuring program plus several major information technology platform conversions. We believe there is adequate production capacity to meet our needs for the next several years at normal growth rates.

During fiscal 2002, there were investments totaling $3.1 million (refer to Note A [2]) for several small product line and minority interest acquisitions.

Our captive insurance company invests in marketable securities in the ordinary course of conducting its operations and this activity will continue (refer to Note A [7]). Differences in these activities between years are attributable to the timing and performance of its investments.

During fiscal 2002, certain non-core assets were sold, generating proceeds of $1.6 million (refer to Note A [2]).

Financing Activities (also refer to Note B) | On January 22, 1999, we announced the authorization of a share repurchase program, allowing the repurchase of up to 5 million of our common shares over a period of 12 months. On October 8, 1999, we announced the authorized expansion of this repurchase program to a total of 10 million shares. As of July 2000, we had repurchased 8,970,100 of our common shares at an average price of $11.11 per share, and this program has since expired.

On July 14, 2000, we refinanced our then-existing $300 million and $400 million revolving credit facilities with a $200 million, 364-day revolving credit facility and a $500 million, 5-year revolving credit facility.

Early during the 2002 fiscal year, our $200 million facility was refinanced with a one-year term loan due July 12, 2002. During March 2002, we sold 11.5 million common shares through a follow-on public offering at $14.25 per share, closing on April 2, 2002 (refer to Note D). The entire proceeds of the offering, $156 million, were used to permanently pay down the outstanding balance under this $200 million term loan facility, which was then retired.

On November 27, 2001, we issued and sold $30 million aggregate principal amount of 7.3 percent senior unsecured notes due 2008, $10 million aggregate principal amount of 6.61 percent senior unsecured notes due 2006, and $15 million aggregate principal amount of 6.12 percent senior unsecured notes due 2004 to various insurance companies. The proceeds from these notes were used to reduce the outstanding balance under the $500 million revolving credit agreement. As of May 31, 2002, there was $395 million drawn against this facility, leaving $105 million of liquidity available, and we had no outstanding commercial paper.

Our debt-to-total-capital ratio was 45 percent at May 31, 2002, down from 60 percent at May 31, 2001.

The table below summarizes our financial obligations and their expected maturities at May 31, 2002, and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.

May 31, 2002	Total	Less than 1 Year	1-3 Years	After 3 Years
(In thousands)				
Current portion of long-term debt	$ 5.9	$ 5.9	$ –	$ –
Long-term debt	707.9	0.0	22.7	685.2
Non-cancelable operating lease obligations	62.2	16.4	19.3	26.5
	$776.0	$22.3	$42.0	$711.7

Subsequent to fiscal year end, on June 6, 2002, we entered into a securitization transaction with several banks for certain of our subsidiaries, providing for a wholly owned special purpose entity (SPE) to receive investments of up to $125 million (refer to Note B). This securitization is being accomplished by having certain subsidiaries sell various of their accounts receivable to the SPE, and by having the SPE then transfer those receivables to a conduit administered by the banks. This securitization transaction will be reflected in our financial statements and thus will not be off-balance sheet financing. This transaction increases our liquidity and reduces our financing costs by replacing up to $125 million of existing borrowings at lower interest rates. As of July 1, 2002, $100 million was securitized under this agreement, which was used to reduce the $395 million outstanding balance of the $500 million revolver, leaving $205 million of liquidity then available under that facility.

The strength of the U.S. dollar has fluctuated throughout the year and was slightly weaker at fiscal year end, over the previous year end, causing foreign net assets to slightly increase shareholders' equity compared to a year ago. This trend could continue if the dollar continues to weaken against, principally, the Canadian dollar and the euro (refer to Note A [5]).

We maintain excellent relations with our banks and other financial institutions to provide continual access to financing for future growth opportunities.

Off-Balance Sheet Financings | We do not have any off-balance sheet financings, other than the minimum leasing commitments described in Note E. We have no subsidiaries that are not included in our financial statements nor do we have any interests in or relationships with any special purpose entities that are not reflected in our financial statements.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency exchange rates because we fund our operations through long- and short-term borrowings and denominate our business transactions in a variety of foreign currencies. A summary of our primary market risk exposures is presented below.

Interest Rate Risk | Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit (refer to Note B). At May 31, 2002, approximately 70 percent of our total debt was subject to floating interest rates. If interest rates were to increase 100 basis points (1 percent) from May 31, 2002 rates, and assuming no changes in debt from the May 31, 2002 levels, the additional annual interest expense would amount to approximately $5.0 million on a pre-tax basis. We currently do not hedge our exposure to floating interest rate risk as we believe the cost of such hedging would exceed the benefit at this time.

Foreign Currency Risk | Our foreign sales and results of operations are subject to the impact of foreign currency fluctuations (refer to Note A [4]). As most of our foreign operations are in countries with fairly stable currencies, such as Belgium, Canada and the United Kingdom, this effect has not been material. In addition, foreign debt is denominated in the respective foreign currency, thereby eliminating any related translation impact on earnings.

If the U.S. dollar continues to weaken, our foreign results of operations will be positively impacted, but the effect is not expected to be material. A 10 percent change in foreign currency exchange rates would not have resulted in a material impact to net income for the year ended May 31, 2002. We do not currently hedge against the risk of exchange rate fluctuations.

Forward-Looking Statements

The foregoing discussion includes forward-looking statements relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors (including those specified below) which are difficult to predict and, in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in, or implied by, any such forward-looking statements. These uncertainties and factors include (a) general economic conditions; (b) the price and supply of raw materials, particularly titanium dioxide, certain resins, aerosols and solvents; (c) continued growth in demand for our products; (d) legal, environmental and litigation risks inherent in our construction and chemicals businesses and risks related to the adequacy of insurance and reserves for such matters; (e) the effect of changes in interest rates; (f) the effect of fluctuations in currency exchange rates upon our foreign operations; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to domestic and international political, social, economic and regulatory factors; (h) risks and uncertainties associated with our ongoing acquisition and divestiture activities; and other risks detailed in our other reports and statements filed with the Securities and Exchange Commission, including the risk factors set forth in our prospectus and prospectus supplement included as part of our recently filed Registration Statement on Form S-3 (File No. 333-77028), as the same may be amended from time to time.

Consolidated Balance Sheets RPM, Inc. and Subsidiaries

(In thousands, except per share amounts)

May 31	2002	2001
Assets		
Current Assets		
Cash and short-term investments (Note A)	$ 42,172	$ 23,926
Trade accounts receivable (less allowances of $15,884 in 2002 and $17,705 in 2001)	397,659	411,718
Inventories (Note A)	251,446	277,494
Prepaid expenses and other current assets	110,037	106,282
Total current assets	801,314	819,420
Property, Plant and Equipment, At Cost (Note A)		
Land	21,655	21,713
Buildings and leasehold improvements	203,428	188,590
Machinery and equipment	430,758	412,751
	655,841	623,054
Less allowance for depreciation and amortization	300,044	261,018
Property, plant and equipment, net	355,797	362,036
Other Assets		
Goodwill (Note A)	592,329	571,276
Other intangible assets, net of amortization (Note A)	264,530	300,372
Other	22,433	25,386
Total other assets	879,292	897,034
Total Assets	$2,036,403	$2,078,490
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	$ 160,767	$ 152,307
Current portion of long-term debt (Note B)	5,876	7,379
Accrued compensation and benefits	80,530	74,888
Accrued loss reserves (Note H)	51,914	55,416
Other accrued liabilities	58,144	75,022
Income taxes payable (Notes A and C)	7,483	10,756
Total current liabilities	364,714	375,768
Long-Term Liabilities		
Long-term debt, less current maturities (Note B)	707,921	955,399
Other long-term liabilities	55,458	53,479
Deferred income taxes (Notes A and C)	50,204	54,134
Total long-term liabilities	813,583	1,063,012
Total liabilities	1,178,297	1,438,780
Shareholders' Equity		
Common shares, stated value $.015 per share; authorized 200,000 shares; issued 122,653 and outstanding 114,696 in 2002; issued 111,153 and outstanding 102,211 in 2001 (Note D)	1,786	1,619
Paid-in capital	585,566	430,015
Treasury shares, at cost (Note D)	(88,364)	(99,308)
Accumulated other comprehensive loss (Note A)	(50,485)	(53,074)
Retained earnings	409,603	360,458
Total shareholders' equity	858,106	639,710
Total Liabilities and Shareholders' Equity	$2,036,403	$2,078,490

See Notes to Consolidated Financial Statements

Consolidated Statements of Income RPM, Inc. and Subsidiaries

(In thousands, except per share amounts)

Year Ended May 31	2002	2001	2000
Net Sales	$1,986,126	$2,007,762	$1,962,410
Cost of sales	1,073,910	1,101,417	1,074,011
Gross profit	912,216	906,345	888,399
Selling, general and administrative expenses	717,628	739,655	712,875
Restructuring and asset impairment charge (Note I)			51,970
Interest expense, net (Note A)	40,464	65,203	51,793
Income before income taxes	154,124	101,487	71,761
Provision for income taxes (Note C)	52,570	38,526	30,769
Net Income	$ 101,554	$ 62,961	$ 40,992
Average shares outstanding (Note D)	104,418	102,202	107,221
Basic and diluted earnings per common share (Note D)	$.97	$.62	$.38
Cash dividends per common share	$.5000	$.4975	$.4850

See Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity RPM, Inc. and Subsidiaries

(In thousands)

	Common Shares				Accumulated		
	Number Of Shares (Note D)	Stated Value	Paid-In Capital	Treasury Shares	Other Comprehensive Loss (Note A)	Retained Earnings	Total
Balance at May 31, 1999	109,443	$ 1,613	$423,204	$ (17,044)	$ (23,908)	$359,011	$742,876
Comprehensive income							
Net income						40,992	40,992
Reclassification adjustments					738		738
Translation loss and other					(16,385)		(16,385)
Comprehensive income							25,345
Dividends paid						(51,901)	(51,901)
Repurchase of shares	(6,517)			(71,472)			(71,472)
Stock option exercises	100	1	875				876
Restricted share awards	108	2	(2)				
Balance at May 31, 2000	103,134	1,616	424,077	(88,516)	(39,555)	348,102	645,724
Comprehensive income							
Net income						62,961	62,961
Reclassification adjustments					1,015		1,015
Translation loss and other					(14,534)		(14,534)
Comprehensive income							49,442
Dividends paid						(50,605)	(50,605)
Repurchase of shares	(1,157)			(11,101)			(11,101)
Stock option exercises	59	1	101	309			411
Restricted share awards	175	2	5,837				5,839
Balance at May 31, 2001	102,211	1,619	430,015	(99,308)	(53,074)	360,458	639,710
Comprehensive income							
Net income						101,554	101,554
Reclassification adjustments					(120)		(120)
Translation gain and other					2,709		2,709
Comprehensive income							104,143
Dividends paid						(52,409)	(52,409)
Sale of shares	11,500	167	155,767				155,934
Stock option exercises, net	847		92	9,412			9,504
Restricted share awards	138		(308)	1,532			1,224
Balance at May 31, 2002	114,696	$ 1,786	$585,566	$ (88,364)	$ (50,485)	$409,603	$858,106

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows RPM, Inc. and Subsidiaries

(In thousands)

Year Ended May 31	2002	2001	2000
Cash Flows From Operating Activities:			
Net income	$101,554	$ 62,961	$ 40,992
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	43,541	43,035	42,290
Amortization of goodwill		19,694	18,352
Other amortization	13,318	18,765	18,508
Asset impairment charge, net of gains		3,354	6,940
(Decrease) in deferred income taxes	(3,930)	(6,432)	(31,081)
(Earnings) of unconsolidated affiliates	(391)	(275)	(435)
Changes in assets and liabilities, net of effect from purchases and sales of businesses:			
(Increase) decrease in accounts receivable	15,031	(11,095)	6,251
(Increase) decrease in inventory	25,929	(37,578)	4,716
(Increase) in prepaid and other assets	(8,447)	(9,735)	(13,484)
Increase (decrease) in accounts payable	8,489	(2,812)	1,615
Increase (decrease) in accrued restructuring		(13,540)	13,540
Increase (decrease) in accrued liabilities	(5,810)	12,373	(11,285)
Other	2,086	(4,220)	5,659
Cash From Operating Activities	191,370	74,495	102,578
Cash Flows From Investing Activities:			
Capital expenditures	(39,931)	(54,118)	(63,185)
Acquisition of businesses, net of cash acquired	(3,138)	(2,645)	(323,033)
Purchase of marketable securities	(15,693)	(21,906)	(19,816)
Proceeds from marketable securities	19,495	28,283	13,142
Joint ventures (investments) and distributions	16	647	(500)
Proceeds from sale of assets and businesses	1,553	31,694	55,290
Cash (Used For) Investing Activities	(37,698)	(18,045)	(338,102)
Cash Flows From Financing Activities:			
Additions to long-term and short-term debt	236,681	708,850	937,077
Reductions of long-term and short-term debt	(485,662)	(710,389)	(566,610)
Cash dividends	(52,409)	(50,605)	(51,901)
Sale of shares	155,934		
Exercise of stock options	9,504	411	876
Repurchase of shares		(11,101)	(71,472)
Cash From (Used For) Financing Activities	(135,952)	(62,834)	247,970
Effect of Exchange Rate Changes on Cash and Short-Term Investments	526	(1,030)	(835)
Net Increase (Decrease) in Cash and Short-Term Investments	18,246	(7,414)	11,611
Cash and Short-Term Investments at Beginning of Year	23,926	31,340	19,729
Cash and Short-Term Investments at End of Year	$ 42,172	$ 23,926	$ 31,340
Supplemental Disclosures of Cash Flows Information:			
Cash paid during the year for:			
Interest	$ 50,353	$ 60,027	$ 55,253
Income taxes	$ 59,774	$ 35,216	$ 70,086
Supplemental Schedule of Non-Cash Investing and Financing Activities:			
Shares issued for restricted stock plan	$ 1,224	$ 1,459	$ 1,202
(Debt) from business combinations			$ (6,724)

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

May 31, 2002, 2001, 2000

Note A - Summary of Significant Accounting Policies

(1) Principles of Consolidation | The consolidated financial statements include the accounts of RPM, Inc. and its majority owned subsidiaries. The Company accounts for its investment in less than majority owned joint ventures under the equity method. Intercompany accounts, transactions and unrealized profits and losses are eliminated in consolidation.

Certain reclassifications have been made to prior year amounts to conform with the current year presentation. In an effort to achieve improved reporting consistency across divisions, and in conjunction with the migration to a new reporting and consolidation system, the Company has adopted a new chart of accounts. Accordingly, the Company has elected to reclassify certain internal distribution costs from cost of sales to selling, general and administrative expenses. Additionally, a portion of those costs are offset by the movement of certain employee benefits costs related to manufacturing personnel out of selling, general and administrative expenses and into cost of sales. For the fiscal years ended May 31, 2001 and 2000, the net effect of the reclassification of these expenses resulted in the movement of $26.4 million and $25.6 million, respectively, from cost of sales to selling, general and administrative expenses.

(2) Business Combinations | During the two year period ended May 31, 2002, the Company completed several product line and minority interest acquisitions which have been accounted for by the purchase method of accounting. The $4,083,000 difference between the fair value of net assets acquired and the purchase consideration of $5,783,000 has been allocated to goodwill. The assets, liabilities and operating results of these companies are reflected in the Company's financial statements from their respective dates of acquisition forward.

During the past two years, the Company realized proceeds from divestitures of approximately $24,147,000 resulting in a gain of approximately $823,000.

Pro forma results of operations for the years ended May 31, 2002 and May 31, 2001, were not materially different from reported results and consequently are not presented.

(3) Estimates | The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(4) Foreign Currency | The functional currency of foreign subsidiaries is their local currency. Accordingly, for the periods presented, assets and liabilities have been translated using exchange rates at year end, while income and expense for the periods have been translated using an annual average exchange rate. The resulting translation adjustments have been recorded in other comprehensive loss, a component of shareholders' equity, and will be included in net earnings only upon the sale or liquidation of the underlying foreign investment, which is not contemplated at this time. Transaction gains and losses have been immaterial during the past three fiscal years.

(5) Comprehensive Income | Accumulated other comprehensive loss (which is shown net of taxes) consists of the following components:

(In thousands)	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Unrealized Gain (Loss) On Securities	Total
Balance at May 31, 1999	$(22,317)	$ (853)	$ (738)	$(23,908)
Reclassification adjustments for (gains) losses included in net income			738	738
Other Comprehensive Gain (Loss)	(16,223)	853	(1,015)	(16,385)
Balance at May 31, 2000	(38,540)		(1,015)	(39,555)
Reclassification adjustments for (gains) losses included in net income			1,015	1,015
Other Comprehensive Gain (Loss)	(14,552)	(102)	120	(14,534)
Balance at May 31, 2001	(53,092)	(102)	120	(53,074)
Reclassification adjustments for (gains) losses included in net income			(120)	(120)
Other Comprehensive Gain (Loss)	3,411	(151)	(551)	2,709
Balance at May 31, 2002	$(49,681)	$ (253)	$ (551)	$(50,485)

(6) Cash and Short-Term Investments | For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company does not believe it is exposed to any significant credit risk on cash and short-term investments.

(7) Marketable Securities | Marketable securities, all of which are classified as available for sale, total $19,396,000 and $24,480,000 at May 31, 2002 and 2001, respectively. The estimated fair values of these securities are included in other current assets and are based on quoted market prices.

(8) Financial Instruments | The Company's financial instruments recorded on the balance sheet include cash and short-term investments, accounts receivable, notes and accounts payable and debt. The carrying amount of cash and short-term investments, accounts receivable and notes and accounts payable approximates fair value because of their short-term maturity.

The carrying amount of the Company's debt instruments approximates fair value based on quoted market prices, variable interest rates or borrowing rates for similar types of debt arrangements.

The Company adopted Statement of Financial Accounting Standards (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, effective June 1, 2001. This statement standardizes the accounting for derivative instruments by requiring those items to be recognized as assets or liabilities with changes in fair value reported in earnings or other comprehensive income in the current period. The adoption of FAS No. 133 has had no impact on financial results of the Company.

(9) Inventories | Inventories are stated at the lower of cost or market, cost being determined substantially on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw material, labor and manufacturing overhead. Inventories were composed of the following major classes:

May 31	2002	2001
(In thousands)		
Raw material and supplies	$ 75,080	$ 89,071
Finished goods	176,366	188,423
Total Inventory	$251,446	$277,494

(10) Goodwill and Other Intangible Assets | In June 2001, the Financial Accounting Standards Board issued FAS No. 141, "Business Combinations," and FAS No. 142, "Goodwill and Other Intangible Assets."

FAS No. 141 requires the use of the purchase method for all business combinations initiated after June 30, 2001. It also provides guidance on purchase accounting related to the recognition of intangible assets, noting that any purchase price allocated to an assembled workforce may not be accounted for separately from goodwill. FAS No. 142 requires that goodwill and identifiable acquired intangible assets with indefinite useful lives shall no longer be amortized, but tested for impairment annually and whenever events or circumstances occur indicating that goodwill might be impaired. FAS No. 142 also requires the amortization of identifiable assets with finite useful lives. Identifiable acquired intangible assets, which are subject to amortization, are to be tested for impairment in accordance with FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The adoption of FAS No. 144 on June 1, 2001, did not have an impact on the Company.

The Company elected to adopt the provisions of FAS No. 142 as of June 1, 2001, and has identified its reporting units (components) to be one level below its industrial and consumer operating segments. The Company has determined the carrying value of each reporting unit by assigning assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of June 1, 2001. Upon adoption of FAS No. 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 ceased, and intangible assets acquired prior to July 1, 2001 that did not meet the criteria for recognition apart from goodwill under FAS No. 141 were reclassified to goodwill (e.g. workforce). In connection with the adoption of FAS No. 142, the Company was required to perform a transitional goodwill impairment assessment within six months of adoption. Prospectively, the annual impairment test will be performed in the first quarter of the Company's fiscal year and any losses resulting from the test will be reflected in operating income. The annual goodwill impairment assessment involves estimating the fair value of the reporting unit and comparing it with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, additional steps are followed to recognize a potential impairment loss. Calculating the fair values of the reporting units requires significant estimates and assumptions by management. The Company estimates the fair value of each of its reporting units by applying third party market value indicators to the reporting unit's projected earnings before interest, taxes, depreciation and amortization. The Company completed its transitional goodwill impairment assessment as of June 1, 2001, and its annual impairment assessment as of August 31, 2001, with no adjustment to the carrying value of its goodwill.

The changes in the carrying amount of goodwill, by reporting segment, for the year ended May 31, 2002, are as follows:

(In thousands)	Industrial Segment	Consumer Segment	Total
Balance at May 31, 2001	$244,707	$326,569	$571,276
Goodwill related to acquisitions	1,253		1,253
FAS No. 142 workforce reclassification, net of deferred tax	10,377	8,490	18,867
Translation adjustments	(371)	1,304	933
Balance at May 31, 2002	$255,966	$336,363	$592,329

Other intangible assets consist of the following major classes:

(In thousands)	Amortization Period (In Years)	Gross Carrying Amount	Accumulated Amortization	Net Other Intangible Assets
As of May 31, 2002				
Amortized intangible assets				
Formulae	10 to 33	$167,721	$ 42,067	$125,654
Customer related intangibles	10 to 33	48,094	10,960	37,134
Trademarks/names	5 to 40	4,336	1,146	3,190
Other	3 to 20	23,088	8,903	14,185
Total Amortized Intangibles		243,239	63,076	180,163
Unamortized intangible assets				
Trade names		84,367		84,367
Total Other Intangible Assets		$327,606	$ 63,076	$264,530
As of May 31, 2001				
Amortized intangible assets				
Formulae	10 to 25	$167,845	$ 34,643	$133,202
Customer related intangibles	10 to 33	48,084	9,028	39,056
Trademarks/names	10 to 40	105,466	17,918	87,548
Workforce	15 to 20	38,107	12,729	25,378
Other	5 to 20	21,577	6,389	15,188
Total Other Intangible Assets		$381,079	$ 80,707	$300,372

The aggregate other intangible asset amortization expense for the fiscal years ended May 31, 2002, 2001 and 2000, was $11,329,000, $16,602,000 and $17,084,000 respectively. For each of the next five fiscal years through May 31, 2007, the estimated annual intangible asset amortization expense will approximate $11,000,000.

The following pro forma information reconciles net income reported for the years ended May 31, 2002, 2001 and 2000, to adjusted net income, reflecting the impact of FAS No. 142:

Year Ended May 31	2002	2001	2000
(In thousands, except per share data)			
Net income			
Reported net income	$101,554	$ 62,961	$ 40,992
Add back goodwill amortization, net of tax		18,468	17,233
Add back workforce amortization, net of tax		1,406	1,413
Add back trade name amortization, net of tax		1,930	1,844
Adjusted Net Income	$101,554	$ 84,765	$ 61,482
Basic and diluted earnings per share			
Reported net income	$.97	$.62	$.38
Goodwill amortization, net of tax		.18	.16
Workforce amortization, net of tax		.01	.01
Trade name amortization, net of tax		.02	.02
Adjusted Basic and Diluted Earnings Per Share	$.97	$.83	$.57

(11) Depreciation | Depreciation is computed over the estimated useful lives of the assets primarily using the straight-line method. Depreciation expense charged to operations for the three years ended May 31, 2002 was $43,541,000, $43,035,000 and $42,290,000, respectively. The annual depreciation rates are based on the following ranges of useful lives:

Land improvements	5 to 42 years
Buildings and improvements	5 to 50 years
Machinery and equipment	3 to 20 years

(12) Revenue Recognition | The Company's subsidiaries recognize revenue when title and risk of loss passes to customers.

(13) Shipping Costs | Shipping costs paid to third-party shippers for transporting products to customers are included in selling, general and administrative expense. For the years ended May 31, 2002, 2001 and 2000, shipping costs were $73,700,000, $75,400,000 and $66,100,000, respectively.

(14) Advertising Costs | Advertising costs are charged to operations when incurred and are included in selling, general and administrative expenses. For the years ended May 31, 2002, 2001 and 2000, advertising costs were $53,400,000, $52,400,000 and $47,100,000, respectively.

(15) Research and Development | Research and development costs are charged to operations when incurred and are included in selling, general and administrative expenses. The amounts charged for the three years ended May 31, 2002 were $20,900,000, $21,800,000 and $22,300,000, respectively. The customer sponsored portion of such expenditures was not significant.

(16) Interest Expense, Net | Interest expense is shown net of investment income which consists of interest, dividends and capital gains. Investment income for the three years ended May 31, 2002 was $2,094,000, $3,682,000 and $2,643,000, respectively.

(17) Income Taxes | The Company and its wholly owned domestic subsidiaries file a consolidated federal income tax return. The tax effects of transactions are recognized in the year in which they enter into the determination of net income, regardless of when they are recognized for tax purposes. As a result, income tax expense differs from actual taxes payable. The accumulation of these differences at May 31, 2002 is shown as a noncurrent liability of $50,204,000 (net of a noncurrent asset of $69,963,000). At May 31, 2001, the noncurrent liability was $54,134,000 (net of a noncurrent asset of $70,754,000). The Company does not intend to distribute the accumulated earnings of consolidated foreign subsidiaries amounting to $115,415,000 at May 31, 2002, and $102,847,000 at May 31, 2001, and therefore no provision has been made for the taxes which would result if such earnings were remitted to the Company.

(18) Reportable Segments | Reportable segment information appears on pages 22 and 23 of this report.

Note B - Borrowings

A description of long-term debt follows:

May 31	2002	2001
(In thousands)		
Revolving credit agreement for $500,000,000 with a syndicate of banks through July 14, 2005. Interest, which is tied to LIBOR, averaged 3.17% at May 31, 2002. The chairman of the board and chief executive officer of the company is a director of one of the banks providing this facility.	$395,000	$500,000
Short-term borrowings with a bank paid off with proceeds from the credit agreement described above.		33,000
Revolving 364-day credit agreement for $200,000,000 with a syndicate of banks, refinanced and subsequently paid off and retired with proceeds from the March 2002 sale of common shares.		155,700
Unsecured 7.00% senior notes due June 15, 2005.	150,000	150,000
Unsecured notes due March 1, 2008, interest, which is tied to LIBOR, averaged 2.08% at May 31, 2002.	100,000	100,000
Unsecured senior notes due insurance companies: 6.75% due August 2, 2002 and 2003 in the amount of $3,429,000 ($5,143,000 at May 31, 2001); 6.12% due November 15, 2004 in the amount of $15,000,000; 6.61% due November 15, 2006 in the amount of $10,000,000 and 7.30% due November 15, 2008 in the amount of $30,000,000.	58,429	5,143
Revolving multi-currency credit agreement for $15,000,000 with a bank through December 31, 2002. Interest, which is tied to one of various rates, averaged 4.73% at May 31, 2002. This obligation has been reclassified as long-term, reflecting the Company's intent and ability to refinance this obligation through unused credit facilities.	3,835	9,827
Other notes and mortgages payable at various rates of interest due in installments through 2011, substantially secured by property.	6,533	9,108
	713,797	962,778
Less current portion	5,876	7,379
Total Long-term Debt, Less Current Maturities	$707,921	$955,399

At May 31, 2002, the Company had additional unused short-term lines of credit with several banks totaling $45,600,000, in addition to $105,000,000 available under the $500,000,000 revolving credit agreement.

The aggregate maturities of long-term debt for the five years subsequent to May 31, 2002 are as follows: 2003 - $5,876,000; 2004 - $6,958,000; 2005 - $15,728,000; 2006 - $545,051,000; 2007 - $10,047,000.

Subsequent to year end, on June 6, 2002, the Company entered into an accounts receivable securitization transaction for certain of its subsidiaries. This securitization transaction will remain on the balance sheet and allows for a maximum of $125,000,000 of borrowings at lower interest rates.

As of July 1, 2002, the Company had $100,000,000 outstanding under this program, with the proceeds being used to reduce the outstanding balance of the Company's $500,000,000 revolving credit agreement from $395,000,000 to $295,000,000.

Note C - Income Taxes

Consolidated income before taxes consists of the following:

Year Ended May 31	2002	2001	2000
(In thousands)			
United States	$128,883	$ 81,853	$ 41,424
Foreign	25,241	19,634	30,337
Consolidated Income before Taxes	$154,124	$101,487	$ 71,761

Provision for income taxes consists of the following:

Current			
U.S. federal	$ 42,901	$ 31,821	$ 43,174
State and local	4,770	3,829	3,547
Foreign	8,829	9,308	15,129
	56,500	44,958	61,850
Deferred			
U.S. federal	(5,370)	(9,603)	(29,028)
Foreign	1,440	3,171	(2,053)
	(3,930)	(6,432)	(31,081)
Provision for Income Taxes	$ 52,570	$ 38,526	$ 30,769

A reconciliation between the actual income tax expense provided and the income tax expense computed by applying the statutory federal income tax rate of 35% to income before tax is as follows:

Income taxes at U.S. statutory rate	$ 53,943	$ 35,520	$ 25,116
Difference in foreign taxes versus the U.S. statutory rate	(3,155)	(1,563)	2,458
State and local income taxes net of federal income tax benefit	3,101	2,489	2,306
Amortization of goodwill		4,530	4,285
Tax benefits from foreign sales corporation	(1,362)	(1,675)	(1,725)
Other	43	(775)	(1,671)
Actual Tax Expense	$ 52,570	$ 38,526	$ 30,769
Actual Tax Rate	34.11%	37.96%	42.88%

Deferred income taxes result from timing differences in recognition of revenue and expense for book and tax purposes, primarily from the tax timing differences relating to business combinations.

Note D - Common Shares

In March 2002, the Company completed a public offering for 11,500,000 of its common shares at $14.25 per share. Net proceeds of $155,934,000 after expenses were used to retire debt.

The Company's authorized common shares total 200,000,000 with a stated value of $.015 per share. At May 31, 2002 and 2001, there were 114,696,000 and 102,211,000 shares outstanding, respectively, each of which is entitled to one vote.

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during each year (104,418,000 in 2002, 102,202,000 in 2001 and 107,221,000 in 2000). To compute diluted earnings per share, the weighted average number of common shares outstanding during each year was increased by common stock options with exercisable prices lower than the average market prices of common shares during each year and reduced by the number of shares assumed to have been purchased with proceeds from the exercised options (105,131,000 in 2002, 102,212,000 in 2001 and 107,384,000 in 2000).

The Company has a Restricted Stock Plan. Under the terms of the Plan, up to 1,563,000 shares may be awarded, generally subject to forfeiture until the completion of five years of service, to certain employees through May 2007. For the year ended May 31, 2002, 138,000 shares were awarded under this Plan, net of forfeitures (175,000 shares in 2001). At May 31, 2002, 86,000 shares awarded under this Plan were vested (none at May 31, 2001).

In 1999, the Company authorized the repurchase of up to 10,000,000 of its common shares. Through July 2000, the Company had repurchased 8,970,000 shares at an aggregate cost of $99,617,000, and this program has since expired. The Company subsequently reissued 1,013,000 (28,000 through May 31, 2001) of these shares in connection with its Stock Option and Restricted Stock programs bringing the balance to 7,957,000 in treasury shares. Shares repurchased under this program are held at cost and are included in Shareholders' Equity as treasury shares.

The Company's Shareholder Rights Plan provides existing shareholders the right to purchase shares of the Company at a discount in certain circumstances as defined by the Plan. The rights are not exercisable at May 31, 2002 and expire in May 2009.

The Company has options outstanding under two stock option plans, the 1989 Stock Option Plan, and the 1996 Key Employees Stock Option Plan, which provides for the granting of options for up to 9,000,000 shares. These options are generally exercisable cumulatively in equal annual installments commencing one year from the grant date and have expiration dates ranging from July 2002 to April 2012. At May 31, 2002, 3,093,000 shares (3,589,000 at May 31, 2001) were available for future grant.

Transactions during the last two years are summarized as follows:

Shares Under Option	Year Ended May 31, 2002	2001
(In thousands)		
Outstanding, beginning of year (weighted average price of $12.39 ranging from $8.42 to $16.35 per share)	7,017	6,243
Granted (weighted average price of $11.83 ranging from $10.26 to $16.70 per share)	496	1,202
Cancelled/expired (weighted average price of $11.17 ranging from $8.42 to $16.35 per share)	(390)	(369)
Exercised (weighted average price of $11.54 ranging from $8.42 to $16.35 per share)	(900)	(59)
Outstanding, end of year (weighted average price of $12.58 ranging from $8.69 to $16.70 per share)	6,223	7,017
Exercisable, end of year (weighted average price of $13.50 ranging from $8.69 to $16.35 per share)	3,987	3,947

	Options Outstanding at May 31, 2002			Options Exercisable at May 31, 2002	
Range of Exercise Prices	Shares (000's)	Weighted Average Remaining Life	Weighted Average Price	Shares (000's)	Weighted Average Price
$ 8.00 - $ 9.99	1,870	8.2	$ 9.36	587	$ 9.43
$ 10.00 - $ 14.99	2,310	5.3	$12.61	1,592	$12.73
$ 15.00 - $ 16.75	2,043	5.5	$15.48	1,808	$15.50
	6,223	6.2	$12.58	3,987	$13.50

The Company is accounting for its stock option plans under the provisions of the Accounting Principle Board's Opinion No. 25 and, accordingly, no compensation cost has been recognized. If compensation cost had been determined based on the fair value at the grant date for awards under this plan consistent with the method prescribed by FAS No. 123, the Company's net income and earnings per share for the years ended May 31, 2002 and 2001, would have been reduced to the pro forma amounts indicated in the following table:

(In thousands, except per share amounts)	2002	2001
Pro Forma Net Income	$ 99,411	$ 59,956
Pro Forma Earnings Per Share:		
Basic and Diluted	$.95	$.59
As Reported Earnings Per Share:		
Basic and Diluted	$.97	$.62

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. The expected volatility rate is 34.2% for shares granted in 2002 and 32.5% for 2001. The expected life is 7.0 years, with dividend yields of 3.0% and 3.5% and risk-free interest rates of 4.4% and 5.1%, for 2002 and 2001, respectively.

Note E - Leases

At May 31, 2002, certain property, plant and equipment were leased by the Company under long-term leases. Certain of these leases provide for increased rental based upon an increase in the cost-of-living index. Future minimum lease commitments as of May 31, 2002 for all non-cancelable leases are as follows:

May 31	(In thousands)
2003	$ 16,374
2004	11,304
2005	8,059
2006	5,722
2007	4,363
Thereafter	16,402
Total minimum lease commitments	$ 62,224

Rental expenses for all operating leases totaled $23,100,000 in 2002, $20,500,000 in 2001 and $17,200,000 in 2000. Capitalized leases were insignificant for the three years ended May 31, 2002.

Note F - Retirement Plans

The Company sponsors a non-contributory defined benefit pension plan (The Retirement Plan) covering substantially all domestic non-union employees. Pension coverage for employees of the Company's foreign subsidiaries is provided, to the extent deemed appropriate, through separate plans, many of which are governed by local statutory requirements. In addition, benefits for domestic union employees are provided by separate plans.

The Retirement Plan provides benefits that are based upon years of service and average compensation with accrued benefits vesting after five years. Benefits for union employees are generally based upon years of service. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes using a different actuarial cost method and different assumptions from those used for financial reporting.

Net periodic pension cost (income) consisted of the following for the three years ended May 31, 2002:

	U.S. Plans			Non-U.S. Plans		
	2002	2001	2000	2002	2001	2000
(In thousands)						
Service cost	$8,310	$7,742	$6,650	$1,073	$1,112	$1,122
Interest cost	6,706	6,470	5,678	2,305	2,314	2,176
Expected return on plan assets	(8,589)	(9,157)	(6,123)	(3,118)	(3,396)	(3,026)
Amortization of:						
Prior service cost	188	164	132			
Net gain on adoption of FAS No. 87	(85)	(87)	(96)			
Net actuarial (gains) losses recognized	(11)	(62)	439	87	(85)	91
Curtailment/settlement (gains) losses		(722)	103			(24)
Net Pension Cost	$6,519	$4,348	$6,783	$ 347	$ (55)	$ 339

The changes in benefit obligations and plan assets, as well as the funded status of the Company's pension plans at May 31, 2002 and 2001 were as follows:

	U.S. Plans		Non-U.S. Plans	
	2002	2001	2002	2001
(In thousands)				
Benefit obligation at beginning of year	$ 87,199	$ 81,892	$ 34,175	$ 32,343
Service cost	8,310	7,742	1,073	1,112
Interest cost	6,706	6,470	2,305	2,314
Benefits paid	(14,022)	(12,785)	(1,465)	(1,452)
Participant contributions			385	428
Actuarial (gains) losses	7,508	4,156	47	2,030
Currency exchange rate changes			(1,276)	(2,600)
Curtailment/settlement (gains) losses		(721)		
Plan amendments	516			
Acquisitions		445		
Benefit Obligation at End of Year	$ 96,217	$ 87,199	$ 35,244	$ 34,175
Fair value of plan assets at beginning of year	$ 93,899	$101,502	$ 37,557	$ 40,921
Actual return on plan assets	(4,748)	(2,543)	(2,101)	186
Employer contributions	10,216	7,202	360	500
Participant contributions			385	428
Benefits paid	(14,022)	(12,785)	(1,476)	(1,641)
Currency exchange rate changes			(1,248)	(2,837)
Acquisitions		523		
Fair Value of Plan Assets at End of Year	$ 85,345	$ 93,899	$ 33,477	$ 37,557
Excess (deficit) of plan assets versus benefit obligations at end of year	$(10,872)	$ 6,700	$ (1,767)	$ 3,382
Contributions after measurement date	2,661	2,537	104	93
Unrecognized actuarial (gains) losses	23,571	2,715	8,439	3,514
Unrecognized prior service cost	1,896	1,568		
Unrecognized net transitional asset	(113)	(198)		
Net Amount Recognized	$ 17,143	$ 13,322	$ 6,776	$ 6,989

	U.S. Plans		Non-U.S. Plans	
	2002	2001	2002	2001
(In thousands)				
Amounts recognized in the consolidated balance sheets consist of:				
Prepaid benefit cost	$17,688	$14,057	$7,739	$7,974
Accrued benefit liability	(792)	(781)	(1,106)	(1,041)
Accumulated other comprehensive loss	247	46	143	56
Net Amount Recognized	$17,143	$13,322	$6,776	$6,989

For domestic plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $1,293,000, $1,293,000 and $414,000, respectively, as of May 31, 2002 and $781,000, $781,000 and $ -0- , respectively, as of May 31, 2001.

For foreign plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $1,159,000, $1,106,000 and $ -0- , respectively, as of May 31, 2002 and $1,145,000, $1,042,000 and $ -0- , as of May 31, 2001.

The following weighted average assumptions were used to determine the Company's obligations under the plans:

	U.S. Plans		Non-U.S. Plans	
	2002	2001	2002	2001
Discount rate	7.25%	7.50%	6.63%	6.63%
Expected return on plan assets	9.00%	9.00%	8.13%	8.25%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

The plans' assets consist primarily of stocks, bonds and fixed income securities.

The Company also sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code, which covers substantially all non-union employees in the United States. The Plan provides for matching contributions in Company shares based upon qualified employee contributions. Matching contributions charged to income were $5,149,000, $5,170,000 and $4,925,000 for years ending May 31, 2002, 2001 and 2000, respectively.

Note G - Post-retirement Health Care Benefits

In addition to the defined benefit pension plan, the Company also provides health care benefits to certain of its retired employees through unfunded plans. Employees become eligible for these benefits if they meet minimum age and service requirements. The components of this expense for the three years ended May 31, 2002 were as follows:

	2002	2001	2000
(In thousands)			
Service cost - Benefits earned during this period	$ 131	$ 81	$110
Interest cost on the accumulated obligation	945	918	890
Amortization of unrecognized (gains)	(51)	(124)	(55)
Net Periodic Post-retirement Expense	$1,025	$875	$945

The changes in the benefit obligations of the plans at May 31, 2002 and 2001, were as follows:

	2002	2001
(In thousands)		
Accumulated post-retirement benefit obligation at beginning of year	$12,615	$11,928
Service cost	131	81
Interest cost	945	918
Benefit payments	(904)	(972)
Actuarial (gains) losses	804	791
Currency exchange rate changes	(109)	(131)
Accumulated post-retirement benefit obligation at end of year	13,482	12,615
Unrecognized actuarial gains (losses)	973	1,874
Accrued Post-retirement Health Care Benefits	$14,455	$14,489

A 7.25% general discount rate was used in determining the accumulated post-retirement benefit obligation as of May 31, 2002 (7.50% for May 31, 2001). An 8.00% increase in the cost of covered health care benefits was generally assumed for fiscal 2002 (7.00% for fiscal 2001). This trend rate in all cases is assumed to decrease to 5.00% after several years and remain at that level thereafter except for various union plans which will cap at alternate benefit levels. A 1.00% increase in the health care costs trend rate would have increased the accumulated post-retirement benefit obligation as of May 31, 2002 by $1,460,000 and the net post-retirement expense by $143,000. A 1.00% decrease in the health care costs trend rate would have decreased the accumulated post-retirement benefit obligation as of May 31, 2002 by $1,244,000 and the net post-retirement expense by $117,000.

Note H - Contingencies and Loss Reserves

Accrued loss reserves consist of the following:

May 31	2002	2001
(In thousands)		
Accrued product liability reserves	$39,337	$39,054
Accrued warranty reserves - Current	5,412	5,170
Accrued environmental reserves	6,455	9,557
Accrued other	710	1,635
Accrued loss reserves - Current	51,914	55,416
Accrued warranty reserves - Long-term	9,655	11,959
Total Accrued Loss Reserves	$61,569	$67,375

The Company, through its wholly owned insurance subsidiary, provides certain insurance coverage, primarily product liability, to the Company's other domestic subsidiaries. Excess coverage is provided by outside carriers. The reserves reflected above provide for these potential losses as well as other uninsured claims. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience.

The Company and certain of its subsidiaries, principally Bondex, are named as defendants in a number of asbestos related bodily injury cases. In many cases, the plaintiffs are unable to demonstrate that any injuries they have incurred resulted from exposure to one of the Companies' products. These cases are generally dismissed with no payment. With respect to cases where compensable disease, exposure and causation are established, the companies generally settle for amounts each considers reasonable given the facts and circumstances of each case. Bondex's outside insurance carriers have historically been responsible, under a cost sharing agreement, for the payment of approximately 90% of defense and indemnity costs. Bondex has established a reserve to provide for its 10% share of these potential losses. Bondex expects that its outside insurance carriers will continue to cover a substantial portion of the costs associated with its asbestos litigation at least into the 2004 fiscal year period.

In addition, the Company, like others in similar businesses, is involved in several proceedings relating to environmental matters. It is the Company's policy to accrue remediation costs when it is probable that such efforts will be required and the related costs can be reasonably estimated. These liabilities are undiscounted and do not take into consideration any possible recoveries of future insurance proceeds or claims against third parties.

Due to the uncertainty inherent in the loss reserve estimation process, the Company is unable to estimate an additional range of loss in excess of its accruals. It is at least reasonably possible that actual costs will differ from estimates, but, based upon information presently available, such future costs are not expected to have a material adverse effect on the Company's financial position or its results of operations. However, such costs could be material to the Company's financial position or results of operations in a future period.

Note I - Restructuring and Asset Impairment Charge

For the year ended May 31, 2000, the Company recorded a restructuring charge of $51,970,000. Included in this charge were severance and other employee related costs of $21,986,000, contract exit and termination costs of $2,059,000, facility closures and write-downs of property, plant and equipment and intangibles of $22,342,000 and $5,583,000, respectively.

In addition to the $51,970,000 restructuring charge, related costs were incurred during the May 31, 2000 year primarily to account for inventory of certain product lines that were being discontinued, totaling $7,876,000, and these costs were charged to earnings and classified as a component of cost of sales.

The severance and other employee related costs provided for a reduction of approximately 780 employees related to facility closures and streamlining of operations for cost reduction initiatives. The costs of exit and contract termination were comprised primarily of non-cancelable lease obligations on the closed facilities. The charge for property, plant and equipment represented write-downs to net realizable value of less efficient and duplicate facilities and machinery and equipment no longer needed in the combined restructured manufacturing operations.

Note J - Interim Financial Information (Unaudited)

The following is a summary of the quarterly results of operations for the years ended May 31, 2002 and 2001:

	Three Months Ended			
	August 31	November 30	February 28	May 31
(In thousands, except per share amounts)				
2002				
Net sales	$533,275	$487,880	$407,538	$557,433
Gross profit	$250,674	$221,968	$178,636	$260,938
Net income	$ 36,569	$ 24,490	$ 3,274	$ 37,221
Basic Earnings Per Share	$.36	$.24	$.03	$.34
Diluted Earnings Per Share	$.36	$.24	$.03	$.33
Dividends Per Share	$.1250	$.1250	$.1250	$.1250

	Three Months Ended			
	August 31	November 30	February 28	May 31
(In thousands, except per share amounts)				
2001				
Net sales	$554,923	$499,904	$405,400	$547,535
Gross profit	$256,316	$228,160	$171,238	$250,631
Net income (loss)	$ 28,850	$ 16,868	$ (7,018)	$ 24,261
Basic Earnings (Loss) Per Share	$.28	$.17	$(.07)	$.24
Diluted Earnings (Loss) Per Share	$.28	$.17	$(.07)	$.24
Dividends Per Share	$.1225	$.1250	$.1250	$.1250

Quarterly earnings per share do not total to the yearly earnings per share due to the weighted average number of shares outstanding in each quarter.

Independent Auditor's Report

To The Board of Directors and Shareholders | RPM, Inc. and Subsidiaries | Medina, Ohio

We have audited the accompanying consolidated balance sheets of RPM, Inc. and Subsidiaries as of May 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended May 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RPM, Inc. and Subsidiaries at May 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three year period ended May 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note A to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" effective June 1, 2001.

Ciulla, Smith + Dale, LLP

Cleveland, Ohio
July 3, 2002

Quarterly Stock Price and Dividend Information

RPM, Inc. common shares are traded on the New York Stock Exchange under the symbol RPM. The high and low sale prices for the common shares, and the cash and stock dividends paid on the common shares, for each quarter of the two most recent fiscal years is set forth in the table below.

Range of Market Prices

Fiscal 2002	High	Low	Dividends paid per share
1st Quarter	$ 11.15	$ 8.02	$ 0.1250
2nd Quarter	15.05	7.91	0.1250
3rd Quarter	17.08	12.90	0.1250
4th Quarter	17.87	14.15	0.1250

Fiscal 2001	High	Low	Dividends paid per share
1st Quarter	$ 10.75	$ 8.63	$ 0.1225
2nd Quarter	10.25	7.75	0.1250
3rd Quarter	9.94	8.25	0.1250
4th Quarter	10.50	8.25	0.1250

Source: *The Wall Street Journal*

The number of holders of record of RPM, Inc. Common Shares as of July 12, 2002 was 40,231.

Operating Companies

Plant Locations

Argentina
Belgium
Brazil
Canada
China
Colombia
Germany
Italy
Malaysia
Mexico
The Netherlands
New Zealand
Poland
South Africa
United Arab Emirates
United Kingdom
United States of America

Industrial Segment

Alteco Technik G.m.b.H.
Twistringen, Germany

American Emulsions Co., Inc.
Dalton, Georgia

APSA S. p. A.
Milan, Italy

Carboline Company
St. Louis, Missouri

Chemical Specialties Mfg. Corp.
Baltimore, Maryland

Day-Glo Color Corp.
Cleveland, Ohio

Dryvit Systems, Inc.
West Warwick, Rhode Island

The Euclid Chemical Company
Cleveland, Ohio

Fibergrate Composite Structures Inc.
Dallas, Texas

Kop-Coat, Inc.
Pittsburgh, Pennsylvania

Multicor S.A. Argentina I.y C.
Buenos Aires, Argentina

Nullifire Limited
Coventry, United Kingdom

RPM/Belgium N.V.
Tielt, Belgium

Radiant Color N.V.
Houthalen, Belgium

Republic Powdered Metals, Inc.
Beachwood, Ohio

StonCor Africa (Pty.) Ltd.
Johannesburg, South Africa

StonCor Benelux B.V.
Brussels, Belgium

StonCor Group, Inc.
Maple Shade, New Jersey

Stonhard South America Ltda.
Sao Paulo, Brazil

TCI, Inc.
Ellaville, Georgia

Tremco Asia Pte. Ltd.
Singapore

Tremco Canada
Toronto, Canada

Tremco Incorporated
Cleveland, Ohio

Tremco Limited
Slough, United Kingdom

Consumer Segment

Bondo Corporation
Atlanta, Georgia

Chemical Coatings, Inc.
Hudson, North Carolina

DAP Products Inc.
Baltimore, Maryland

The Flecto Company, Inc.
Vernon Hills, Illinois

Guardian Products, Inc.
Ceres, California

Mantrose-Haeuser Co., Inc.
Westport, Connecticut

Martin Mathys N.V.
Zelem, Belgium

Modern Masters Inc.
North Hollywood, California

Mohawk Finishing Products, Inc.
Hudson, North Carolina

Rust-Oleum Corporation
Vernon Hills, Illinois

Rust-Oleum/Europe
Paris, France
Roosendaal, The Netherlands

The Testor Corporation
Rockford, Illinois

Thibaut Inc.
Newark, New Jersey

Westfield Coatings Corp.
Westfield, Massachusetts

Zinsser Co., Inc.
Somerset, New Jersey

Shareholder Information

World Headquarters
RPM, Inc.
2628 Pearl Road,
P.O. Box 777
Medina, OH 44258
Telephone: 330-273-5090 or 800-776-4488
Fax: 330-225-8743
Web site: http://www.rpminc.com
E-mail: rpmcorp@rpminc.com

Annual Meeting | Shareholders and friends are invited to attend RPM's Annual Meeting, which will be held at Severance Hall, 11001 Euclid Avenue, Cleveland, Ohio, on Friday, October 11, at 2:00 p.m., EDT. While the Cleveland Orchestra will be traveling that day, the venue is well suited to the size of the anticipated group. Free parking and shuttle service will be available at Mt. Sinai Hospital, 1 Mt. Sinai Drive. Directions can be found with the proxy statement.

Form 10-K and Other Financial Information | Investors may obtain, at no charge, a copy of the RPM Annual Report to the Securities and Exchange Commission on Form 10-K, other investor information and a corporate video by writing to Kathie M. Rogers, Manager of Investor Relations at RPM, Inc.

The Form 10-K, other public financial reports and news releases may also be obtained electronically through our web site, www.rpminc.com.

Institutional Investor and Security Analyst Inquiries | Securities analysts and investment professionals with questions regarding RPM should contact Glenn R. Hasman, Vice President of Finance and Communications at 330-273-8820.

Stock Transfer Agent, Registrar and Dividend Disbursing Agent | National City Bank maintains the company's shareholder records and is responsible for disbursing dividend checks. Questions concerning your account, change of address, transfer of ownership, lost certificates, safekeeping of stock certificates, dividend payments and other related items, should be directed to:

National City Bank, Department 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
Telephone: 800-988-5238 or 800-622-6757
Fax: 216-257-8508
E-mail: shareholder.inquiries@nationalcity.com

Internet Account Access | Shareholders of record may access their accounts via the Internet to review account holdings and transaction history through National City Bank's StockAccess℠ at www.ncstockaccess.com. Shareholders can download frequently used forms, as well, from this web site. For log-in assistance, shareholders should contact National City Bank at 800-622-6757 or 800-988-5238.

Direct Deposit of Dividends | Shareholders of record may have their dividends deposited directly into their checking or savings account through the Direct Deposit Program at no charge. For information regarding this service, please contact National City Bank at the address above.

Dividend Payments | Common share cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are the 31st of July, October and January and the 30th of April. RPM has increased the cash dividend payments to its shareholders for 28 consecutive years.

Dividend Reinvestment Plan | RPM maintains a Dividend Reinvestment Plan whereby cash dividends, and a maximum of an additional $5,000 per month, may be invested in RPM shares at no commission cost. Approximately 88% of the shareholders of record participate in the RPM Dividend Reinvestment Plan. Details of the Plan are available by contacting RPM, Shareholder Services, at 800-776-4488.

Questions concerning your existing Dividend Reinvestment account should be directed to:

National City Bank, Department 5352
Corporate Trust Operations
P. O. Box 94946
Cleveland, OH 44101-4946
Telephone: 800-988-5238 or 800-622-6757
Fax: 216-257-8367
E-mail: shareholder.inquiries@nationalcity.com

Common Share Symbol: RPM | RPM, Inc. common share price is quoted on the New York Stock Exchange.

Independent Accountants | Ciulla, Smith & Dale, LLP, Cleveland, Ohio

Counsel | Calfee, Halter & Griswold LLP, Cleveland, Ohio

Directors and Officers

Corporate Governance

At its August 1, 2002 meeting, the Board of Directors of the New York Stock Exchange adopted a number of proposals to strengthen corporate governance at NYSE-listed companies. RPM has long been in compliance with most of the new corporate governance features being adopted by the NYSE. Independent directors have comprised a majority of RPM's Board of Directors for more than a quarter-century. Over the same time, the board's audit and compensation committees have consisted only of independent directors.

RPM has made detailed disclosures concerning its stock option program for the past five years (see Note D to the Consolidated Financial Statements). In fulfilling their conventional role of auditing the financial statements for RPM, Inc., the company's independent auditors perform in-depth reviews of substantially all RPM operating units annually.

Board of Directors

Dr. Max D. Amstutz (2) | Elected 1995; Chairman, SGS – Societe Generale de Surveillance Holding S.A., Geneva Switzerland (world leader in verification, testing and certification); Former Managing Director, Holderbank Financiere Glaris Ltd., Glaris, Switzerland (cement); Former Chairman and Chief Executive Officer, Von Roll Holding Ltd., Zurich, Switzerland (machinery); Former Vice Chairman, Alusuisse-Lonza Holding Ltd., Zurich, Switzerland (aluminum, chemicals and packaging).

Edward B. Brandon (1), (3*) | Elected 1989; Retired Chairman, National City Corporation; Director, National City Corporation, Cleveland, Ohio.

Lorrie Gustin (2) | Elected 1992; Director, National Association of Investors Corporation (NAIC) Trust, Madison Heights, Michigan; Secretary, World Federation of Investment Clubs, Krefeld, Germany; Past President of NAIC Trust.

E. Bradley Jones (1), (2) | Elected 1990; Retired Chairman and Chief Executive Officer, Republic Steel Corporation, LTV Steel Company, Cleveland, Ohio, and Group Vice President of the LTV Corporation, Dallas, Texas; Director, CSX Corporation, Richmond, Virginia; Trustee, Fidelity Charitable Gift Fund, Boston, Massachusetts.

James A. Karman (1) | Elected 1963; Vice Chairman; Director, Shiloh Industries, Inc., Cleveland, Ohio; A. Schulman, Inc., Akron, Ohio; Metropolitan Financial Corporation, Cleveland, Ohio.

Donald K. Miller (2*) | Elected 1972; Chairman, Axiom International Investor LLC, New York, New York (an international equity asset management firm); Director, Huffy Corporation, Dayton, Ohio; Layne Christensen Company, Mission Woods, Kansas.

William A. Papenbrock | Elected 1972; Retired Partner and past Vice Chairman of the Executive Committee, Calfee, Halter & Griswold LLP, Cleveland, Ohio (attorneys-at-law).

Albert B. Ratner (1), (3) | Elected 1996; Co-Chairman of the Board of Forest City Enterprises, Inc., Cleveland, Ohio (a diversified real estate development corporation).



Frank C. Sullivan (1) | Elected 1995; President and Chief Operating Officer.

Thomas C. Sullivan (1*) | Elected 1963; Chairman of the Board and Chief Executive Officer; Director, Huffy Corporation, Dayton, Ohio; Pioneer-Standard Electronics, Inc., Cleveland, Ohio; National City Bank, Cleveland, Ohio; Kaydon Corporation, Ann Arbor, Michigan.

Dr. Jerry Sue Thornton (1), (3) | Elected 1999; President of Cuyahoga Community College, Cleveland, Ohio; Director, American Greetings Corporation, Cleveland, Ohio; Applied Industrial Technologies, Inc., Cleveland, Ohio; National City Corporation, Cleveland, Ohio; OfficeMax, Inc., Shaker Heights, Ohio.

Joseph P. Viviano (3) | Elected 2001; retired Vice Chairman, Hershey Foods Corporation; Director, Chesapeake Corporation, Richmond, Virginia; Harsco Corporation, Camp Hill, Pennsylvania; Huffy Corporation, Dayton, Ohio; R.J. Reynolds Tobacco Holdings, Inc., Winston-Salem, North Carolina.

(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
* Chairman

Officers

Thomas C. Sullivan
Chairman and Chief Executive Officer

James A. Karman
Vice Chairman

Frank C. Sullivan
President and Chief Operating Officer

Dennis F. Finn
Vice President - Environmental and Regulatory Affairs

Glenn R. Hasman
Vice President - Finance and Communications

Paul G. P. Hoogenboom
Vice President - Operations and Systems

Stephen J. Knoop
Vice President - Corporate Development

Robert L. Matejka
Vice President, Chief Financial Officer and Controller

Ronald A. Rice
Vice President - Administration

Keith R. Smiley
Vice President and Treasurer

P. Kelly Tompkins
Vice President, General Counsel and Secretary

above, seated | Dr. Jerry Sue Thornton and Lorrie Gustin. standing, left to right | Donald K. Miller, William A. Papenbrock, Edward B. Brandon, Frank C. Sullivan, James A. Karman, E. Bradley Jones, Albert B. Ratner, Thomas C. Sullivan, Joseph P. Viviano and Dr. Max D. Amstutz.

RPM, Inc. | 2628 Pearl Road | P.O. Box 777 | Medina, Ohio 44258
Phone: 330-273-5090 | Fax: 330-225-8743 | Web: www.rpminc.com